UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2022
Commission File Number
001-33098

Mizuho Financial Group, Inc.
(Translation of registrant’s name into English)

5-5,
Otemachi
1-chome
Chiyoda-ku,
Tokyo
100-8176
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.    Form
20-F  ☒    Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

This report on Form
6-K
shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form
F-3
(File
No. 333-266555)
and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBITS

Exhibit Number

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2022, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 28, 2022

Mizuho Financial Group, Inc.

By:	/s/ Masahiro Kihara
Name:	Masahiro Kihara
Title:	President & Group CEO

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments
The following is a summary of significant business developments since March 31, 2022 relating to Mizuho Financial Group, Inc.
Operating Environment
As to the recent economic environment, the outlook for the global economy remains uncertain due to growing inflationary pressures, particularly in the United States, stagnant consumption and trade resulting from strict quarantine measures in China, and the global surge in commodity and resource prices due to the situation in Ukraine.
In Japan, although consumer confidence has weakened as a result of a decline in employee income due to the rise in import prices caused by the surging prices of commodities and resources, and the continuing depreciation of the Japanese yen, the economy has showed signs of gradual recovery, mainly in terms of consumer spending related to services, owing to the relaxation of activity restrictions and other factors. However, there have been concerns that corporate profits and consumption are coming under pressure from the further rise in import prices and slowdown in overseas economies.
In the United States, while there have been wage increases and other efforts to attract and retain workers due to strong labor demand and labor-supply constraints stemming from the spread of
COVID-19
and other factors, inflation has been accelerating in many categories, which has led to a slower recovery in consumer spending. In response to the recent persistent inflationary pressures, the Federal Reserve Board (“FRB”) decided to raise interest rates by 0.75% at the meeting of the Federal Open Market Committee (“FOMC”) in November, as it did in June, July and September, and by 0.50% at the meeting of the FOMC in December, and has maintained its sense of caution. As there are also concerns that rising prices and interest rate hikes will further depress the economy, the outlook for the U.S. economy remains uncertain.
In Europe, the surge in resource prices due to the situation in Ukraine and supply constraints have been causing slower economic growth and accelerating inflation. The European Central Bank (“ECB”) ended its monetary easing policy and turned to monetary tightening in July, starting with a 0.50% rate hike. Thereafter, the ECB decided to raise interest rates by 0.75% in September and October, and by 0.50% in December, and has continued with significant rate hikes. There is growing concern that the European economy will slow in the future due to the protraction of the situation in Ukraine and sluggish consumption caused by interest rate hikes while wages are not rising.
In Asia, in addition to the prolonged slump in real estate investment in China, consumer confidence has remained weak due to the continuation of strict restrictions on activity, such as lockdowns. In addition, conflicts between the United States and China continue to pose a high degree of uncertainty with respect to China’s trade and national security.
In emerging countries, although the economy has shown signs of recovery owing to the relaxation of restrictions on activity, recent developments have shown the effects of the surge in commodity and resource prices due to the situation in Ukraine, inflation caused by currency depreciation as a result of U.S. interest rate hikes, and slowdown in the global economy. There are concerns about a future economic slowdown, especially in countries that lack natural resources or have limited capacity for fiscal stimulus.
As for the future outlook of the global economy, uncertainty is expected to continue due to global monetary tightening and sluggish consumption in China. In addition, depending on the circumstances, such as a protraction of the situation in Ukraine or worse-than-expected inflation, particularly in the United States, there are concerns about financial and capital market turmoil and the risk of further economic downturn, which may also prolong the slowdown of the Japanese economy.

Key indicators of Japanese economic conditions in recent periods include the following:

•
Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 1.5% in the third quarter of calendar year 2022. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, decreased consecutively from the fourth quarter of calendar year 2019 through the first quarter of calendar year 2021, and increased consecutively from the second quarter of calendar year 2021 through the third quarter of calendar year 2022.

•
In September 2016, the Bank of Japan (“BOJ”) introduced “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely the “quantitative and qualitative monetary easing (“QQE”)” and the “QQE with a negative interest rate.” These policies aimed to drive the observed consumer price index to a level exceeding the price stability target of 2% and to maintain the index above that target in a stable manner. Under the new policy framework, the BOJ set a guideline for market operations: regarding short-term interest rates, the BOJ will apply an interest rate of negative 0.1% to certain excess balances in current accounts held by financial institutions at the BOJ; and regarding long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of
10-year
Japanese government bonds will remain at around 0%.

In July 2018, the BOJ decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control,” stating that the yield of
10-year
Japanese government bonds could move upwards and downwards from the level of around 0% to some extent, mainly depending on developments in economic activity and prices. In October 2019, the BOJ decided on new forward guidance for policy rates, in respect of which, the BOJ stated its expectation that short-term and long-term interest rates would remain at their present or lower levels as long as it is necessary to pay close attention to the possibility that the momentum toward achieving the price stability target will be lost.
In March 2020, in light of the impact of the spread of
COVID-19,
the BOJ judged it appropriate to enhance monetary easing through (1) the further ample supply of funds by conducting various operations including purchases of Japanese government bonds and U.S. dollar funds-supplying operations, (2) measures to facilitate corporate financing including the introduction of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) active purchases of exchange-traded funds and Japan real estate investment trusts.
Furthermore, in April 2020, the BOJ judged it appropriate to enhance monetary easing through (1) an increase in purchases of commercial paper and corporate bonds, (2) the strengthening of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) further active purchases of Japanese government bonds and treasury discount bills. In December 2021, the BOJ decided to extend the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
in part by six months until the end of September 2022. In March 2022, the BOJ completed its additional purchases of commercial paper and corporate bonds as scheduled.
In September 2022, the BOJ decided to phase out the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and shift to fund-provisioning that would meet a wide range of financing needs. The BOJ decided to extend fund-provisioning against loans that financial institutions make on their own by six months until the end of March 2023, and fund-provisioning against loans that financial institutions make on the back of government support by three months until the end of December 2022. In addition, the BOJ decided to set no upper limit on the amount of fund-provisioning under the policy of “funds-supplying operations against pooled collateral,” for which various types of collateral are accepted, in order to support financing even after the expiration of the aforementioned special operations.
In December 2022, the BOJ decided to expand the range in which it allows the yield of 10-year Japanese government bonds to fluctuate, from between around plus or minus 0.25% to between around plus or minus 0.5%, in order to improve market function and encourage the smoother formation of the entire yield curve, while maintaining accommodative financial conditions.

•
The yield on newly issued
10-year
Japanese government bonds, which is a key long-term interest rate indicator, was 0.221% as of March 31, 2022 and increased to 0.244% as of September 30, 2022. Thereafter, the yield increased further to 0.253% as of November 30, 2022.

•
The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 6.8% to ¥25,937.21 as of September 30, 2022 compared to March 31, 2022. Thereafter, the Nikkei Stock Average increased to ¥27,968.99 as of November 30, 2022.

•
The yen to U.S. dollar spot exchange rate, according to the BOJ, was ¥121.64 to $1.00 as of March 31, 2022 and weakened to ¥144.32 to $1.00 as of September 30, 2022. Thereafter, the yen strengthened to ¥138.53 to $1.00 as of November 30, 2022.

•
According to Teikoku Databank, a Japanese research institution, in Japan, there were 2,938 corporate bankruptcies in the six months ended September 30, 2021, involving approximately ¥0.6 trillion in total liabilities, 2,978 corporate bankruptcies in the six months ended March 31, 2022, involving approximately ¥0.6 trillion in total liabilities, and 3,123 corporate bankruptcies in the six months ended September 30, 2022, involving approximately ¥1.8 trillion in total liabilities. The number of corporate bankruptcies in the six months ended September 30, 2022 increased compared to the corresponding period of the previous year for the first time since the six months ended March 31, 2020, and the amount of total liabilities exceeded ¥1.0 trillion for the first time since the six months ended September 30, 2017.

Developments Relating to Our Capital
All yen figures and percentages in this subsection are truncated.
We have been pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder return.
In the six months ended September 30, 2022, we maintained a sufficient capital base compared to regulatory minimum requirements, mainly as a result of earning ¥333.9 billion of profit attributable to owners of parent (under Japanese GAAP).
Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2022 was 11.35%.
With respect to redemptions of previously issued securities, we redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2022, we redeemed ¥235.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in July 2017. As for Tier 2 capital, in June 2022, we redeemed ¥79.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2017. In June 2022 and July 2022, we redeemed ¥47.0 billion and $1.5 billion of unsecured fixed-term subordinated bonds subject to phase-out
arrangements under Basel III issued by Mizuho Bank in June 2012 and our overseas special purpose company in July 2012, respectively.
Meanwhile, as for the new issuances of Additional Tier 1 capital, in December 2022, we issued ¥77.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. With respect to the new issuances of Tier 2 capital, in October 2022, we issued ¥51.0 billion of unsecured fixed-term subordinated bonds with a write-down clause through public offerings to retail investors in Japan. In October 2022, we also issued ¥52.0 billion and ¥28.5 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause through public offerings to retail and wholesale investors in Japan, respectively.
Interim cash dividends for the fiscal year ending March 31, 2023 were ¥42.5 per share of common stock, an increase of ¥2.5 per share compared to ¥40.0 for the fiscal year ended March 31, 2022.
We continuously consider progressive dividends as our principal approach while executing flexible and intermittent share buybacks. As for the dividends, we will decide based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.
Developments Relating to Our Business
Disposing of Our Cross-shareholdings
Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider the holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. Even if we consider the holdings to be meaningful, we will also endeavor to reduce them through dialogue with the issuing companies. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by utilizing in-house
company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2019 was ¥1,419.8 billion, and we have subsequently sold ¥334.9 billion of cross-shareholdings as of September 30, 2022.
Others
Russia-Ukraine situation
As of March 31 and September 30, 2022, our direct net country exposure to Russia was $2.92 billion and $2.44 billion, respectively, or 0.2% and 0.1%, each on an aggregate basis, of the total exposure of Mizuho Bank (consolidated) and Mizuho Trust & Banking (consolidated), which primarily consisted of outstanding loans and due from banks. Included within this exposure are loans made by AO Mizuho Bank (Moscow). Loans of AO Mizuho Bank (Moscow) increased by $0.1 billion (decreased by RUB 9.8 billion) from $0.6 billion (RUB 44.4 billion) as of March 31, 2022 to $0.7 billion (RUB 34.6 billion) as of September 30, 2022. The increase was due mainly to the effect of foreign exchange translation.
Considering the country risk arising from the sanctions against Russia and the downgrading of their credit rating, as well as the risk of deterioration in the global economy due to inflation caused by soaring energy prices and the acceleration of supply chain disruptions caused by the withdrawal of operations from Russia, we incorporated an estimate of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.
Replacement of London Interbank Offered Rate (“LIBOR”)
We have taken measures to prepare us for the cessation of publication of LIBOR and the shift to a successor interest rate benchmark across the entire group. We have substantively completed the benchmark transition for LIBOR whose publication has ceased as of December 31, 2021 and we are working to address the cessation of overnight, 1-month, 3-month, 6-month, 12-month USD LIBOR after the end of June 2023.
See “Item 3.D. Key Information—Risk Factors—The transition of interest rate benchmarks such as LIBOR could have adverse effects
on our financial condition and results of operations.” in our most recent Form 20-F for further information.
Accounting Changes
See note 2 to our consolidated financial statements included elsewhere in this
report.

Operating Results
The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,		Increase (decrease)
	2021	2022

	(in billions of yen)
Interest and dividend income	¥684	¥1,241	¥557
Interest expense	160	626	466

Net interest income	524	615	91
Provision (credit) for credit losses	46	38	(8)

Net interest income after provision (credit) for credit losses	478	577	99
Noninterest income (loss)	762	(214)	(976)
Noninterest expenses	857	926	69

Income (loss) before income tax expense (benefit)	383	(563)	(946)
Income tax expense (benefit)	39	(172)	(211)

Net income (loss)	344	(391)	(735)
Less: Net income (loss) attributable to noncontrolling interests	31	(12)	(43)

Net income (loss) attributable to MHFG shareholders	¥313	¥(379)	¥(692)

The following is a discussion of major components of our net income (loss) attributable to MHFG shareholders for the six months ended September 30, 2021 and 2022.
Net Interest Income
The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,						Increase (decrease)
	2021			2022
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate

	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥48,718	¥26	0.11%	¥42,349	¥135	0.63%	¥(6,369)	¥109	0.52%
Call loans and funds sold	1,025	1	0.15	5,260	2	0.09	4,235	1	(0.06)
Receivables under resale agreements and securities borrowing transactions	18,813	13	0.14	17,275	87	1.01	(1,538)	74	0.87
Trading account assets	20,425	109	1.07	17,384	190	2.17	(3,041)	81	1.10
Investments	34,083	64	0.38	36,248	79	0.44	2,165	15	0.06
Loans	87,449	471	1.07	95,405	748	1.56	7,956	277	0.49

Total interest-earning assets	210,513	684	0.65	213,921	1,241	1.16	3,408	557	0.51

Deposits	125,595	35	0.06	134,607	266	0.39	9,012	231	0.33
Call money and funds purchased	1,692	—	0.06	2,053	5	0.51	361	5	0.45
Payables under repurchase agreements and securities lending transactions	26,457	14	0.10	29,468	178	1.20	3,011	164	1.10
Other short-term borrowings (1)	9,581	1	0.03	6,330	11	0.35	(3,251)	10	0.32
Trading account liabilities	2,627	29	2.16	5,530	55	1.99	2,903	26	(0.17)
Long-term debt	11,794	81	1.37	13,843	111	1.59	2,049	30	0.22

Total interest-bearing liabilities	177,746	160	0.18	191,831	626	0.65	14,085	466	0.47

Net	¥32,767	¥524	0.47	¥22,090	¥615	0.51	¥(10,677)	¥91	0.04

Note:
(1)	Other short-term borrowings consist of due to trust accounts, commercial paper and other short-term borrowings.

Interest and dividend income increased by ¥557 billion, or 81.4%, from the six months ended September 30, 2021 to ¥1,241 billion in the six months ended September 30, 2022 due mainly to increases in interest income from loans and interest-bearing deposits in other banks. These increases were due mainly to the impact of rising global interest rates. The changes in the average yields on interest-earning assets contributed to an overall increase in interest and dividend income of ¥512 billion, and the changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥45 billion, resulting in a ¥557 billion increase in interest and dividend income.
Interest expense increased by ¥466 billion, or 291.3%, from the six months ended September 30, 2021 to ¥626 billion in the six months ended September 30, 2022 due mainly to increases in interest expense on deposits and payables under repurchase agreements and securities lending transactions. These increases were due mainly to the impact of rising global interest rates. The changes in average interest rates on interest-bearing liabilities contributed to an overall increase in interest expense of ¥406 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expense of ¥60 billion, resulting in a ¥466 billion increase in interest expense.
As a result of the foregoing, net interest income increased by ¥91 billion, or 17.4%, from the six months ended September 30, 2021 to ¥615 billion in the six months ended September 30, 2022. Average interest rate spread rose by 0.04 percentage points from the six months ended September 30, 2021 to 0.51% in the six months ended September 30, 2022. The rise of the average interest rate spread was due mainly to a rise in the average yield on interest-earning assets, which more than offset the effect of a rise in average interest rate on interest-bearing liabilities.
Provision (credit) for credit losses
Provision for credit losses decreased by ¥8 billion from the six months ended September 30, 2021 to ¥38 billion in the six months ended September 30, 2022.
Noninterest Income
The following table shows a breakdown of noninterest income for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,		Increase (decrease)
	2021	2022

	(in billions of yen)
Fee and commission	¥475	¥449	¥(26)
Fee and commission from lending business	78	80	2
Fee and commission from securities-related business	89	75	(14)
Fee and commission from trust related business	66	57	(9)
Fee and commission from asset management business	61	56	(5)
Fee and commission from remittance business	55	52	(3)
Fee and commission from guarantee related business	17	21	4
Fee and commission from agency business	19	18	(1)
Fee and commission from deposits business	7	8	1
Fees for other customer services	83	82	(1)
Foreign exchange gains (losses)—net	22	129	107
Trading account gains (losses)—net	83	(851)	(934)
Investment gains (losses)—net	135	(105)	(240)
Debt securities	—	8	8
Equity securities	135	(113)	(248)
Equity in earnings (losses) of equity method investees—net	17	(5)	(22)
Gains on disposal of premises and equipment	2	2	—
Other noninterest income	28	167	139

Total noninterest income (loss)	¥762	¥(214)	¥(976)

Noninterest income (loss) was a loss of ¥214 billion in the six months ended September 30, 2022 compared to an income of ¥762 billion in the corresponding period in the previous fiscal year. The changes were due mainly to trading account losses—net of ¥851 billion compared to trading account gains—net of ¥83 billion in the corresponding period in the previous fiscal year, and investment losses—net of ¥105 billion compared to investment gains—net of ¥135 billion in the corresponding period in the previous fiscal year, offset in part by an increase in other noninterest income of ¥139 billion.
Fee and Commission
Fee and commission decreased by ¥26 billion, or 5.5%, from the six months ended September 30, 2021 to ¥449 billion in the six months ended September 30, 2022. The decrease was due mainly to decreases in fee and commission from securities-related business of ¥14 billion and fee and commission from trust related business of ¥9 billion. The decrease in fee and commission from securities-related business was due mainly to relatively deteriorating market conditions during the six months ended September 30, 2022 compared to the corresponding period in the previous fiscal year. The decrease in fee and commission from trust related business was due mainly to the dissipation of the impact of sales commissions for the sale of the beneficial interest in the real estate trust of a large corporate customer in the corresponding period in the previous fiscal year.
Trading Account Gains (Losses)—Net
Trading account gains (losses)—net was a loss of ¥851 billion in the six months ended September 30, 2022 compared to a gain of ¥83 billion in the corresponding period in the previous fiscal year. The increase in trading account losses was due mainly to an increase in losses related to changes in the fair value of foreign currency-denominated securities due to a rise in long-term interest rates and a depreciation of the Japanese yen.
Investment Gains (Losses)—Net
Investment gains (losses)—net was a loss of ¥105 billion in the six months ended September 30, 2022 compared to a gain of ¥135 billion in the corresponding period in the previous fiscal year, among which investment losses—net related to equity securities was a loss of ¥113 billion in the six months ended September 30, 2022 compared to a gain of ¥135 billion in the corresponding period in the previous fiscal year. The increase in investment losses related to equity securities was due mainly to an increase in losses related to changes in the fair value of Japanese equity securities in the six months ended September 30, 2022, which mostly reflected the relatively deteriorating market conditions during the six months ended September 30, 2022 compared to the corresponding period in the previous fiscal year. For further information, see note 3 to our consolidated financial statements included elsewhere in this report.
Other noninterest income
Other noninterest income increased by ¥139 billion from the six months ended September 30, 2021 to ¥167 billion in the six months ended September 30, 2022. The increase in other noninterest income was due mainly to an increase in fair values of structured notes that contain embedded derivatives.

Noninterest Expenses
The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,		Increase (decrease)
	2021	2022

	(in billions of yen)
Salaries and employee benefits	¥327	¥340	¥13
General and administrative expenses	294	340	46
Occupancy expenses	91	83	(8)
Fee and commission expenses	108	103	(5)
Provision (credit) for credit losses on off-balance-sheet instruments	(5)	6	11
Other noninterest expenses	42	54	12

Total noninterest expenses	¥857	¥926	¥69

Noninterest expenses increased by ¥69 billion, or 8.1%, from the six months ended September 30, 2021 to ¥926 billion in the six months ended September 30, 2022. The increase was due mainly to increases in salaries and employee benefits of ¥13 billion, and general and administrative expenses of ¥46 billion.
Salaries and employee benefits
Salaries and employee benefits increased by ¥13 billion, or 4.0%, from the six months ended September 30, 2021 to ¥340 billion in the six months ended September 30, 2022.
General and administrative expenses
General and administrative expenses increased by ¥46 billion, or 15.6%, from the six months ended September 30, 2021 to ¥340 billion in the six months ended September 30, 2022. The increase was due mainly to the depreciation of the next-generation IT systems at our securities subsidiary over its useful life.
Income Tax Expense (Benefit)
Income tax expense (benefit) was a benefit of ¥172 billion in the six months ended September 30, 2022 compared to an expense of ¥39 billion in the six months ended September 30, 2021. Deferred income tax expense (benefit) was a benefit of ¥239 billion in the six months ended September 30, 2022 compared to a benefit of ¥28 billion in the six months ended September 30, 2021. The change in deferred tax expense (benefit) was due mainly to an increase in the temporary differences of our principal banking subsidiaries.

	Six months ended September 30,		Increase (decrease)
	2021	2022

	(in billions of yen)
Income (loss) before income tax expense (benefit)	¥383	¥(563)	¥(946)
Income tax expense (benefit)	39	(172)	(211)
Current tax expense	67	67	—
Deferred tax expense (benefit)	(28)	(239)	(211)

Net income (loss)	344	(391)	(735)
Less: Net income (loss) attributable to noncontrolling interests	31	(12)	(43)

Net income (loss) attributable to MHFG shareholders	¥313	¥(379)	¥(692)

We consider the sales of
available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning
strategy of our subsidiaries in Japan was at immaterial levels of overall deferred tax assets as of September 30, 2022.
Net Income (Loss) Attributable to Noncontrolling Interests
Net income (loss) attributable to noncontrolling interests was a loss of ¥12 billion in the six months ended September 30, 2022 compared to an income of ¥31 billion in the corresponding period in the previous fiscal year.
Net Income (Loss) Attributable to MHFG Shareholders
As a result of the foregoing, net income (loss) attributable to MHFG shareholders was a loss of ¥379 billion in the six months ended September 30, 2022 compared to an income of ¥313 billion in the corresponding period in the previous fiscal year.
Business Segments Analysis
Our business segment information is prepared based on the internal management reporting systems used by management to measure the performance of our business segments under Japanese GAAP. Since figures reported to management are prepared under Japanese GAAP, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. This difference is addressed in note 20 to our consolidated financial statements included elsewhere in this report, where a reconciliation to U.S. GAAP of the total amount of all business segments is provided.
We manage our group under an
in-house
company system based on our diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust banking and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.
Specifically, the company system is classified into the following five in-house
companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. We regard these customer segments as our operating segments.
For a brief description of each of our business segments, see note 20 to our consolidated financial statements included elsewhere in this report.
Results of Operations by Business Segment
Consolidated Results of Operations
Consolidated gross profits + net gains related to ETFs and others for the six months ended September 30, 2022 were ¥1,162.5 billion, an increase of ¥31.9 billion compared to the six months ended September 30, 2021. Consolidated general and administrative expenses for the six months ended September 30, 2022 were ¥721.9 billion, an increase of ¥41.0 billion compared to the six months ended September 30, 2021. Consolidated equity in earnings of equity method investees-net
for the six months ended September 30, 2022 was ¥14.5 billion, a decrease of ¥2.0 billion compared to the six months ended September 30, 2021. Consolidated net business profits + net gains related to ETFs and others for the six months ended September 30, 2022 were ¥449.5 billion, a decrease of ¥10.9 billion compared to the six months ended September 30, 2021.

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Six months ended September 30, 2021 (1) :
Gross profits + Net gains (losses) related to ETFs and others (2)	¥346.3	¥231.5	¥286.6	¥258.3	¥29.0	¥(21.1)	¥1,130.6
General and administrative expenses (3)	312.8	100.6	142.1	111.0	16.2	(1.8)	680.9
Equity in earnings (losses) of equity method investees-net	5.5	2.3	8.9	—	0.9	(1.1)	16.5
Amortization of goodwill and others	1.1	—	0.2	0.4	3.6	0.5	5.8

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥37.9	¥133.2	¥153.2	¥146.9	¥10.1	¥(20.9)	¥460.4

Fixed assets (5)	¥539.3	¥181.5	¥167.2	¥96.1	¥—	¥738.2	¥1,722.3

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Six months ended September 30, 2022 (1) :
Gross profits + Net gains (losses) related to ETFs and others (2)	¥325.7	¥233.4	¥317.1	¥232.5	¥27.8	¥26.0	¥1,162.5
General and administrative expenses (3)	302.2	96.9	152.2	126.1	17.1	27.4	721.9
Equity in earnings (losses) of equity method investees-net	(0.9)	3.6	11.6	—	0.2	—	14.5
Amortization of goodwill and others	1.0	—	0.2	0.4	3.5	0.5	5.6

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥21.6	¥140.1	¥176.3	¥106.0	¥7.4	¥(1.9)	¥449.5

Fixed assets (5)	¥505.9	¥151.5	¥167.8	¥85.8	¥—	¥815.0	¥1,726.0

Notes:
(1)
Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated
basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the six months ended September 30, 2021 and 2022, net gains (losses) related to ETFs and others amounted to ¥21.8 billion and ¥8.7 billion, respectively, of which ¥22.9 billion and ¥7.6 billion are included in “Global Markets Company,” respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees-net
less amortization of goodwill and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(5)
“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.
Retail & Business Banking Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2022 were ¥325.7 billion, a decrease in ¥20.6 billion, or 5.9%, compared to the six months ended September 30, 2021. The decrease was attributable mainly to a decrease in commission income from sales of investment products to individuals.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2022 decreased by ¥10.6 billion, or 3.4%, compared to the six months ended September 30, 2021 to ¥302.2 billion.
Equity in losses of equity method
investees-net
for the six months ended September 30, 2022 were ¥0.9 billion, a decrease in equity in earnings of equity method investees-net
of ¥6.4 billion, or 116.4%, compared to the six months ended September 30, 2021.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2022 decreased by ¥16.3 billion, or 43.0%, compared to the six months ended September 30, 2021 to ¥21.6 billion.
Corporate & Institutional Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2022 were ¥233.4 billion, an increase of ¥1.9 billion, or 0.8%, compared to the six months ended September 30, 2021. The increase was attributable mainly to an increase in net interest income from foreign deposits and to an increase in dividends received.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2022 decreased by ¥3.7 billion, or 3.7%, compared to the six months ended September 30, 2021 to ¥96.9 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2022 increased by ¥1.3 billion, or 56.5%, compared to the six months ended September 30, 2021 to ¥3.6 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2022 increased by ¥6.9 billion, or 5.2%, compared to the six months ended September 30, 2021 to ¥140.1 billion.

Global Corporate Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2022 were ¥317.1 billion, an increase of ¥30.5 billion, or 10.6%, compared to the six months ended September 30, 2021. The increase was attributable mainly to an increase in net interest income.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2022 increased by ¥10.1 billion, or 7.1%, compared to the six months ended September 30, 2021 to ¥152.2 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2022 increased by ¥2.7 billion, or 30.3%, compared to the six months ended September 30, 2021 to ¥11.6 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2022 increased by ¥23.1 billion, or 15.1%, compared to the six months ended September 30, 2021 to ¥176.3 billion.
Global Markets Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2022 were ¥232.5 billion, a decrease of ¥25.8 billion, or 10.0%, compared to the six months ended September 30, 2021. The decrease was attributable mainly to a decrease in banking income which was offset in part by an increase in sales and trading income.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2022 increased by ¥15.1 billion, or 13.6%, compared to the six months ended September 30, 2021 to ¥126.1 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2022 decreased by ¥40.9 billion, or 27.8%, compared to the six months ended September 30, 2021 to ¥106.0 billion.
Asset Management Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2022 were ¥27.8 billion, a decrease of ¥1.2 billion, or 4.1%, compared to the six months ended September 30, 2021. The decrease was attributable mainly to a decrease in assets under management relating to publicly offered investment trusts.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2022 increased by ¥0.9 billion, or 5.6%, compared to the six months ended September 30, 2021 to ¥17.1 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2022 decreased by ¥2.7 billion, or 26.7%, compared to the six months ended September 30, 2021 to ¥7.4 billion.

Financial Condition
Assets
Our assets as of March 31, 2022 and September 30, 2022 were as follows:

	As of		Increase (decrease)
	March 31, 2022	September 30, 2022

	(in billions of yen)
Cash and due from banks	¥2,290	¥2,525	¥235
Interest-bearing deposits in other banks	49,884	53,048	3,164
Call loans and funds sold	1,102	1,454	352
Receivables under resale agreements	12,751	14,872	2,121
Receivables under securities borrowing transactions	2,339	2,355	16
Trading account assets	24,652	35,331	10,679
Investments	37,348	29,882	(7,466)
Loans	90,291	98,334	8,043
Allowance for credit losses on loans	(810)	(711)	99

Loans, net of allowance	89,481	97,623	8,142
Premises and equipment-net	1,704	1,681	(23)
Due from customers on acceptances	272	376	104
Accrued income	322	423	101
Goodwill	93	96	3
Intangible assets	48	49	1
Deferred tax assets	277	516	239
Other assets	8,988	10,520	1,532

Total assets	¥231,551	¥250,751	¥19,200

Total assets increased by ¥19,200 billion from March 31, 2022 to ¥250,751 billion as of September 30, 2022. The increase was due mainly to increases of ¥10,679 billion in trading account assets, ¥8,142 billion in loans, net of allowance, ¥3,164 billion in interest-bearing deposits in other banks, ¥2,121 billion in receivables under resale agreements and ¥1,532 billion in other assets, offset in part by a decrease of ¥7,466 billion in investments.

Loans
Loans outstanding
The following table shows our loans outstanding as of March 31, 2022 and September 30, 2022:

	As of				Increase (decrease)
	March 31, 2022		September 30, 2022

	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥42,044	46.6%	¥42,924	43.7%	¥880	(2.9)%
Small and medium-sized companies	3,157	3.5	3,059	3.1	(98)	(0.4)
Retail:
Housing loan	7,782	8.6	7,642	7.8	(140)	(0.8)
Others	1,707	1.9	1,628	1.7	(79)	(0.2)
Sovereign	1,660	1.8	1,816	1.8	156	0.0
Banks and other financial institutions	682	0.8	773	0.7	91	(0.1)

Total domestic	57,032	63.2	57,842	58.8	810	(4.4)
Foreign:
Corporate (1)	30,889	34.2	37,290	37.9	6,401	3.7
Retail	11	0.0	11	0.0	—	0.0
Sovereign	587	0.6	726	0.7	139	0.1
Banks and other financial institutions	1,772	2.0	2,465	2.6	693	0.6

Total foreign	33,259	36.8	40,492	41.2	7,233	4.4

Total loans before allowance for credit losses on loans	¥90,291	100.0%	¥98,334	100.0%	¥8,043	—

Note:
(1)
Corporate under Foreign includes ¥216 billion and ¥215 billion of lease receivables that are receivables arising from direct financing leasing as of March 31, 2022 and September 30, 2022, respectively.

Total loans before allowance for credit losses on loans increased by ¥8,043 billion from March 31, 2022 to ¥98,334 billion as of September 30, 2022.
Loans to domestic borrowers increased by ¥810 billion from March 31, 2022 to ¥57,842 billion as of September 30, 2022. The increase was due mainly to an increase in loans to large companies.
Loans to foreign borrowers increased by ¥7,233 billion from March 31, 2022 to ¥40,492 billion as of September 30, 2022. The increase was due mainly to an increase in loans to corporate borrowers.
Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 63.2% to 58.8%, while that of loans to foreign borrowers against gross total loans increased from 36.8% to 41.2%. Loans to foreign borrowers were regionally diversified.

Nonaccrual Loans
Balance of nonaccrual loans
The following table shows our nonaccrual loans as of March 31, 2022 and September 30, 2022:

	As of				Increase (decrease)
	March 31, 2022		September 30, 2022
	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans

	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥800	1.9%	¥675	1.6%	¥(125)	(0.3)%
Small and medium-sized companies	140	4.5	133	4.3	(7)	(0.2)
Retail:
Housing loan	49	0.6	43	0.6	(6)	0.0
Others	62	3.6	59	3.6	(3)	0.0

Total domestic	1,051	1.8	910	1.6	(141)	(0.2)
Foreign	117	0.4	171	0.4	54	0.0

Total nonaccrual loans	¥1,168	1.3	¥1,081	1.1	¥(87)	(0.2)

Total nonaccrual loans decreased by ¥87 billion, or 7.5%, from March 31, 2022 to ¥1,081 billion as of September 30, 2022. Nonaccrual loans to domestic borrowers decreased by ¥141 billion due mainly to a decrease in nonaccrual loans to large companies. Nonaccrual loans to foreign borrowers increased by ¥54 billion due mainly to the deterioration of credit status of certain corporate borrowers. The relative impact of foreign currency fluctuations on such amount was immaterial.
The percentage of nonaccrual loans within gross total loans decreased from 1.3% as of March 31, 2022 to 1.1% as of September 30, 2022. The percentage of nonaccrual loans net of allowance for credit losses on loans to gross total loans net of allowance for credit losses on loans decreased from 0.40% as of March 31, 2022 to 0.38% as of September 30, 2022 due to a larger percentage increase in gross total loans net of allowance for credit losses on loans than the percentage increase in nonaccrual loans net of allowance for credit losses on loans.

Allowance for Credit Losses on Loans
Balance of allowance for credit losses on loans
The following table summarizes the allowance for credit losses on loans by component and as a percentage of the corresponding loan balance as of March 31, 2022 and September 30, 2022:

	As of		Increase (decrease)
	March 31, 2022	September 30, 2022

	(in billions of yen, except percentages)
Total allowance for credit losses on loans (A)	¥810	¥711	¥(99)

Nonaccrual loans with an allowance (B)	¥1,082	¥996	¥(86)
Nonaccrual loans without an allowance (C)	86	85	(1)
Accrual loans (1) (D)	89,319	97,478	8,159

Gross total loans (E)	¥90,487	¥98,559	¥8,072

Percentage of total allowance for credit losses on loans against gross total loans (A)/(E)x100	0.89%	0.72%	(0.17)%

Note:
(1)	Accrual loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.
While allowance for credit losses on loans decreased by ¥99 billion from March 31, 2022 to ¥711 billion as of September 30, 2022, gross total loans increased by ¥8,072 billion from March 31, 2022 to ¥98,559 billion as of September 30, 2022 due mainly to an increase in accrual loans. As a result, the percentage of total allowance for credit losses on loans against gross total loans decreased by 0.17 percentage points to 0.72% as of September 30, 2022.
Nonaccrual loans decreased by 7.5% from March 31, 2022 due mainly to a decrease in nonaccrual loans with an allowance. Allowance for credit losses on loans decreased by 12.2% from March 31, 2022.
The coverage ratio for nonaccrual loans, calculated as the percentage of total allowance for credit losses on loans against total nonaccrual loans, decreased by 3.56 percentage points as of September 30, 2022 compared to March 31, 2022. The decrease was due to a larger percentage decrease in total allowance for credit losses on loans than the percentage decrease in total nonaccrual loans.

Provision (credit) for credit losses on loans
The following table summarizes changes in our allowance for credit losses on loans in the six months ended September 30, 2021 and 2022:

	Six months ended September 30,		Increase (decrease)
	2021	2022

	(in billions of yen)
Allowance for credit losses on loans at beginning of fiscal year	¥651	¥810	¥159
Provision (credit) for credit losses on loans	48	39	(9)
Charge-offs	(41)	(164)	(123)
Recoveries	6	4	(2)

Net charge-offs	(35)	(160)	(125)
Others (1)	1	22	21

Balance at end of six-month period	¥665	¥711	¥46

Note:
(1)	“Others” includes primarily foreign exchange translation.
Provision for credit losses on loans decreased by ¥9 billion from the six months ended September 30, 2021 to ¥39 billion in the six months ended September 30, 2022.
Charge-offs increased by ¥123 billion from the six months ended September 30, 2021 to ¥164 billion for the six months ended September 30, 2022 due mainly to a debt waiver to a domestic corporate borrower.
Investments
The majority of our investments are
available-for-sale
and
held-to-maturity
securities, which as of March 31, 2022 and September 30, 2022 were as follows:

	As of						Increase (decrease)
	March 31, 2022			September 30, 2022
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)

	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥25,191	¥25,159	¥(32)	¥17,135	¥17,103	¥(32)	¥(8,056)	¥(8,056)	¥—
Other than Japanese government bonds	6,511	6,515	4	6,658	6,641	(17)	147	126	(21)

Total	¥31,702	¥31,674	¥(28)	¥23,793	¥23,744	¥(49)	¥(7,909)	¥(7,930)	¥(21)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥480	¥485	¥5	¥839	¥843	¥4	¥359	¥358	¥(1)
Agency mortgage-backed securities	1,039	981	(58)	1,233	1,050	(183)	194	69	(125)

Total	¥1,519	¥1,466	¥(53)	¥2,072	¥1,893	¥(179)	¥553	¥427	¥(126)

Available-for-sale
securities measured at fair value decreased by ¥7,930 billion from March 31, 2022 to ¥23,744 billion as of September 30, 2022. The decrease was due primarily to our sales and redemptions by the Japanese government of Japanese government bonds.
Held-to-maturity
securities measured at amortized cost increased by ¥553 billion from March 31, 2022 to ¥2,072 billion as of September 30, 2022. The increase was due primarily to increases in Japanese government bonds and agency mortgage-backed securities. See note 3 to our consolidated financial statements for details of other investments included within investments.
Trading Account Assets
Trading account assets increased by ¥10,679 billion from March 31, 2022 to ¥35,331 billion as of September 30, 2022. The increase was due mainly to an increase in the market value of receive-variable, pay-fixed
derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates, and an increase in the fair value of trading account assets denominated in foreign currency, reflecting the depreciation of the yen.
Liabilities
The following table shows our liabilities as of March 31, 2022 and September 30, 2022:

	As of		Increase (decrease)
	March 31, 2022	September 30, 2022

	(in billions of yen)
Deposits	¥157,178	¥164,952	¥7,774
Due to trust accounts	390	350	(40)
Call money and funds purchased	1,278	1,572	294
Payables under repurchase agreements	20,070	23,767	3,697
Payables under securities lending transactions	1,361	1,491	130
Other short-term borrowings	7,567	3,593	(3,974)
Trading account liabilities	14,859	24,229	9,370
Bank acceptances outstanding	272	376	104
Income taxes payable	63	79	16
Deferred tax liabilities	29	21	(8)
Accrued expenses	203	317	114
Long-term debt	12,578	13,547	969
Other liabilities	6,261	7,020	759

Total liabilities	¥222,109	¥241,314	¥19,205

Total liabilities increased by ¥19,205 billion from March 31, 2022 to ¥241,314 billion as of September 30, 2022. The increase was due primarily to increases of ¥9,370 billion in trading account liabilities and ¥7,774 billion in deposits.

Deposits
The following table shows a breakdown of our deposits as of March 31, 2022 and September 30, 2022:

	As of		Increase (decrease)
	March 31, 2022	September 30, 2022

	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥32,845	¥27,850	¥(4,995)
Interest-bearing deposits	91,425	94,941	3,516

Total domestic deposits	124,270	122,791	(1,479)

Foreign:
Noninterest-bearing deposits	2,501	2,569	68
Interest-bearing deposits	30,407	39,592	9,185

Total foreign deposits	32,908	42,161	9,253

Total deposits	¥157,178	¥164,952	¥7,774

Total deposits increased by ¥7,774 billion from March 31, 2022 to ¥164,952 billion as of September 30, 2022. Domestic deposits decreased by ¥1,479 billion from March 31, 2022 to ¥122,791 billion as of September 30, 2022. Domestic interest-bearing deposits increased by ¥3,516 billion from March 31, 2022 to ¥94,941 billion as of September 30, 2022 due mainly to an increase in certificates of deposit. Domestic noninterest-bearing deposits decreased by ¥4,995 billion from March 31, 2022 to ¥27,850 billion as of September 30, 2022 due mainly to decreases in noninterest-bearing ordinary deposits and foreign bills of exchange payable. Foreign deposits increased by ¥9,253 billion from March 31, 2022 to ¥42,161 billion as of September 30, 2022 due mainly to increases in time deposits and certificates of deposit.
Short-term Borrowings
The following table shows a breakdown of our short-term borrowings as of March 31, 2022 and September 30, 2022:

	As of						Increase (decrease)
	March 31, 2022			September 30, 2022
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total

	(in billions of yen)
Due to trust accounts	¥390	¥—	¥390	¥350	¥—	¥350	¥(40)	¥—	¥(40)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	5,803	16,906	22,709	6,618	20,212	26,830	815	3,306	4,121
Other short-term borrowings	5,698	1,869	7,567	1,895	1,698	3,593	(3,803)	(171)	(3,974)

Total short-term borrowings	¥11,891	¥18,775	¥30,666	¥8,863	¥21,910	¥30,773	¥(3,028)	¥3,135	¥107

Total short-term borrowings increased by ¥107 billion from March 31, 2022 to ¥30,773 billion as of September 30, 2022. Domestic short-term borrowings decreased by ¥3,028 billion due mainly to a decrease in other short-term borrowings, offset in part by an increase in payables under repurchase agreements. Foreign short-term borrowings increased by ¥3,135 billion due mainly to an increase in payables under repurchase agreements.

Trading Account Liabilities
Trading account liabilities increased by ¥9,370 billion from March 31, 2022 to ¥24,229 billion as of September 30, 2022. The increase was due mainly to an increase in the market value of receive-fixed, pay-variable
derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates, an increase in securities sold for short sales related to hedging activities, and an increase in the fair value of trading account liabilities denominated in foreign currency, reflecting the depreciation of the yen.
Equity
The following table shows a breakdown of equity as of March 31, 2022 and September 30, 2022:

	As of		Increase (decrease)
	March 31, 2022	September 30, 2022

	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,817	¥5,832	¥15
Retained earnings	2,665	2,185	(480)
Accumulated other comprehensive income, net of tax	440	699	259
Treasury stock, at cost	(8)	(8)	—

Total MHFG shareholders’ equity	8,914	8,708	(206)
Noncontrolling interests	528	729	201

Total equity	¥9,442	¥9,437	¥(5)

Total equity decreased by ¥5 billion from March 31, 2022 to ¥9,437 billion as of September 30, 2022 due mainly to a decrease in retained earnings, offset in part by increases in accumulated other comprehensive income, net of tax and noncontrolling interests.
Retained earnings decreased by ¥480 billion from March 31, 2022 to ¥2,185 billion as of September 30, 2022. The decrease was due primarily to net loss attributable to MHFG shareholders for the six months ended September 30, 2022 of ¥379 billion and dividend payments of ¥102 billion.
Accumulated other comprehensive income, net of tax increased by ¥259 billion from March 31, 2022 to ¥699 billion as of September 30, 2022. The increase was due primarily to foreign currency translation adjustments of ¥269 billion.
Noncontrolling interests increased by ¥201 billion from March 31, 2022 to ¥729 billion as of September 30, 2022. The increase was due mainly to new consolidations of certain investment funds, offset in part by the deconsolidation of certain investment funds and a decrease in net assets of certain investment funds that we consolidate.
Liquidity
We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock prices, foreign currency exchange rates, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk-Liquidity Risk Management” in our most recent Form
20-F
filed with the U.S. Securities and Exchange Commission.

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥7,774 billion, or 4.9%, from March 31, 2022 to ¥164,952 billion as of September 30, 2022. Our average balance of deposits for the six months ended September 30, 2022 of ¥164,295 billion exceeded our average balance of loans for the same period by ¥68,890 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.
Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise senior and subordinated long-term debt for the purpose of improving our total loss absorbing capacity and capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of November 30, 2022:

As of November 30, 2022
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a-	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a-	A1	P-1	baa1
We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities and maintain credit lines and swap facilities denominated in foreign currencies.
In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of September 30, 2022, the balance of Japanese government bonds included within our investments and measured at fair value was ¥17.1 trillion (excluding held-to-maturity
securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.
Under the regulatory liquidity requirements in Japan that consist of the liquidity coverage ratio (“LCR”) standard and the net stable funding ratio (“NSFR”) standard, the regulatory minimum requirements of LCR and NSFR are 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. Under the disclosure guidelines of the Financial Services Agency, banks and bank holding companies with international operations are required to disclose the three-month averages of daily LCR and to disclose NSFR on a quarterly basis. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated

and
non-consolidated
LCR data of our principal banking subsidiaries, each for the second quarter of the fiscal year ending March 31, 2023, and consolidated NSFR data of Mizuho Financial Group, and consolidated and non-consolidated
NSFR data of our principal banking subsidiaries, each as of the end of the second quarter of the fiscal year ending March 31, 2023. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the guidelines on LCR and NSFR established by the Financial Services Agency. All yen figures in this table are truncated.
Liquidity Coverage Ratio (LCR)

Second Quarter of Fiscal Year ending March 31, 2023
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥74,062
Net cash outflows (weighted)	58,979
LCR	125.6%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥69,856
Net cash outflows (weighted)	55,848
LCR	125.1%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥68,992
Net cash outflows (weighted)	54,432
LCR	126.8%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,282
Net cash outflows (weighted)	1,667
LCR	138.1%
Mizuho Trust and Banking (Non-Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,188
Net cash outflows (weighted)	1,534
LCR	144.1%

Net Stable Funding Ratio (NSFR)

Second Quarter of Fiscal Year ending March 31, 2023
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Available stable funding (weighted)	¥109,960
Required stable funding (weighted)	94,839
NSFR	115.9%
Mizuho Bank (Consolidated)
Available stable funding (weighted)	¥105,191
Required stable funding (weighted)	89,886
NSFR	117.0%
Mizuho Bank (Non-consolidated)
Available stable funding (weighted)	¥101,940
Required stable funding (weighted)	86,378
NSFR	118.0%
Mizuho Trust and Banking (Consolidated)
Available stable funding (weighted)	¥3,528
Required stable funding (weighted)	3,115
NSFR	113.2%
Mizuho Trust and Banking (Non-Consolidated)
Available stable funding (weighted)	¥3,488
Required stable funding (weighted)	3,084
NSFR	113.1%
For more information on LCR and NSFR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form
20-F.
Off-balance-sheet
Arrangements
See note 14 and note 15 to our consolidated financial statements included elsewhere in this report.
Capital Adequacy
All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.
Regulatory Capital Requirements
Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.
The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance
sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions.

In December 2010, the Basel Committee on Banking Supervision (“BCBS”) issued its Basel III rules text (later revised in June 2011, January 2013, October 2014 and December 2017), which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the leverage ratio and the two global liquidity standards, see “Leverage Ratio” below and “Liquidity” above, respectively.
The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III text that have been applied from January 1, 2013.
Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated
basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.5% and the Tier 1 capital requirement is 6.0%.
Under the revised capital adequacy guidelines based on the Basel III rules that have been applied to banks and bank holding companies each with international operations from March 31, 2013, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities, etc. that shall be deducted under certain conditions for the purpose of calculating capital adequacy ratios, and the requirements of regulatory adjustments were enhanced under the revised capital adequacy guidelines. For example, under the capital adequacy guidelines prior to the revision thereto under the Basel III rules, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, could record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratio was 20% of Tier 1 capital. Under the revised capital adequacy guidelines based on the Basel III rules, deferred tax assets that arise from temporary differences will be recognized as part of Common Equity Tier 1 capital, with recognition capped at 10% of Common Equity Tier 1 capital under certain conditions, while other deferred tax assets, such as those relating to net loss carryforwards, will be deducted in full from Common Equity Tier 1 capital net of deferred tax liabilities.
In November 2015, the Financial Services Agency published the revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical capital buffer and the additional loss absorbency requirements for global systemically important banks
(“G-SIBs”)
and domestic systemically important banks
(“D-SIBs”).
These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for
G-SIBs
and
D-SIBs
must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer became fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up
of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we are currently designated as both a
G-SIB
and
D-SIB,
and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board (“FSB”), which became fully effective in March 2019 at 1.0%.

Under the capital adequacy guidelines, banks and bank holding companies each with international operations are required to measure and apply capital charges with respect to their credit risk, market risk and operational risk. Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the advanced internal ratings-based approach for the calculation of credit risk from the fiscal year ended March 31, 2009 and also to apply the advanced measurement approaches for the calculation of operational risk from September 30, 2009.
In December 2017, the BCBS published the finalized Basel III reforms endorsed by the Group of Central Bank Governors and Heads of Supervision (“GHOS”). The finalized reforms complement the initial phase of Basel III reforms set forth above, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. Such reforms include the following elements:

•	a revised standardized approach for credit risk, which is designed to improve the robustness and risk sensitivity of the existing approach;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches;

•
revisions to the capital floor, under which banks’ risk-weighted assets generated by internal models must be no lower than 72.5% of the total risk-weighted assets as calculated using only the standardized approaches under the revised Basel III framework; and

•	requirements to disclose their risk-weighted assets based on the standardized approaches.
In addition, under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB’s
risk-weighted capital buffer, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014. Furthermore, in January 2019, the GHOS endorsed the finalized market risk capital framework that was scheduled to take effect as of January 1, 2022, concurrent with the implementation of the finalized Basel III reforms. The revised framework was initially scheduled to mainly take effect from January 1, 2022. In March 2020, however, the GHOS announced that, in order to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the coronavirus disease
(COVID-19)
on the global banking system, it endorsed a set of measures, including the deferral of the implementation date of the finalized Basel III reforms by one year to January 1, 2023, and the extension of the accompanying transitional arrangements for the output floor by one year to January 1, 2028, as well as the implementation date of the finalized market risk capital framework by one year to January 1, 2023. As a result, under the finalized Basel III reforms, the revisions to the capital floor were scheduled to be phased in from January 1, 2023, with the initial capital floor of 50%, and were scheduled to be fully implemented at 72.5% from January 1, 2028, and the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure were scheduled to take effect from January 1, 2023, and the leverage ratio buffer requirement for
G-SIBs
will take effect from January 1, 2023.
On March 30, 2020, the Financial Services Agency announced a deferral of the date of implementation in Japan of the Basel III finalization framework by one year until March 31, 2023. On September 28, 2021, the Financial Services Agency announced its plan to allow Japanese banks with only domestic operations that have not been using internal model-based approaches for measuring risks to further delay the commencement date of the application of the Basel III finalization framework for one additional year to March 31, 2024. Furthermore, on March 25, 2022, the Financial Services Agency announced its plan to further defer the implementation of Basel III finalization framework in Japan by one year, based on the international situation and dialogue with stakeholders: (i) in respect of the Japanese banks with international operations and Japanese banks with only domestic operations that have been using internal model-based approaches for measuring risks, the implementation date was delayed to March 31, 2024, except for banks that have notified the Financial Services Agency that they wish to implement Basel III finalization framework earlier, and (ii) in respect of the Japanese banks with only domestic operations that have not been using internal model-based approaches for measuring risks, the implementation date was delayed to March 31, 2025. Furthermore, the Financial Services Agency has published amendments to the regulatory notices regarding operational risk, credit risk, market risk and CVA risk under the Basel III finalization framework from March to April 2022 and in November 2022.
Leverage Ratio
The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on-
and
off-balance
sheet sources of banks’ leverage. This simple,
non-risk-based
measure will restrict the
build-up
of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure became required beginning January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%.
The Financial Services Agency applied the requirement to meet the minimum leverage ratio for bank holding companies and banks with international operations from March 31, 2019. The minimum leverage ratio is defined as 3% on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group, or on both a consolidated and non-consolidated
basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking.
The implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms were deferred for one year according to the deferral of Basel III implementation announced by GHOS described above. The leverage ratio requirements under the finalized definition of the leverage ratio exposure measure were scheduled to take effect from January 1, 2023, and the leverage ratio buffer requirement for
G-SIBs
will take effect from January 1, 2023.
In June 2019, to address the window-dressing of the leverage ratio, BCBS agreed that internationally-active banks must disclose the amounts of adjusted gross securities financing transaction (“SFT”) assets based on quarter-end
values and on an average of daily values over the quarter as part of their Pillar 3 requirements, in addition to disclosure of the total leverage exposure and the leverage ratio as calculated using the averaged value of SFTs. Such disclosure requirement will apply to the Pillar 3 disclosure requirements associated with the version of the leverage ratio standard that will serve as the Pillar 1 minimum capital requirement and its implementation was deferred for one year to January 1, 2023 according to the announcement by the GHOS described above.
According to the deferral of Basel III finalization framework announced by the Financial Services Agency described above, the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms are scheduled to be implemented in Japan from March 2023, and the leverage ratio requirements under the finalized definition and the Pillar 3 disclosure requirements described above are scheduled to be implemented in Japan from March 2024, except for banks that have notified the Financial Services Agency that they wish to implement the Basel III finalization framework earlier. Furthermore, the Financial Services Agency published amendments to the regulatory notices regarding leverage ratio requirements and the leverage ratio buffer requirement for
G-SIBs
under the Basel III finalization framework and the Pillar 3 disclosure requirements described above on July 15, 2022.

In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the leverage ratio regulations which introduced the temporary measures to exclude the amounts of deposits to the Bank of Japan from the calculation of the leverage ratio exposure from June 30, 2020 until March 31, 2021, due to the uncertainty on the impact of
COVID-19.
The implementation period of such temporary measures has been extended twice in March 2021 and March 2022 to the end of March 2024. In addition, in November 2022, the Financial Services Agency published the revised ordinances regarding the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms, with effect from March 2023, under which, if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. In the same month, the Financial Services Agency amended the leverage ratio regulations, with effect from April 2024, which will raise the minimum leverage ratio from 3% to 3.15% and add 0.05% to the leverage ratio buffer requirement for
G-SIBs,
while continuing to exclude the amounts of deposits to the Bank of Japan from the calculation of the leverage ratio exposure.
Total Loss Absorbing Capacity
Related to regulatory capital requirements, in November 2015, the FSB issued the final Total Loss Absorbing Capacity (“TLAC”) standard for
G-SIBs.
The TLAC standard has been designed so that failing
G-SIBs
will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution.
G-SIBs
are required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework.
Following the publication of the final TLAC standards for
G-SIBs
by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which is phased in for (i) Japanese
G-SIBs
from March 31, 2019, and (ii) a financial group designated as a
D-SIB
by the Financial Services Agency which is deemed to be in particular need of a cross-border resolution arrangement and to be of particular systemic significance to the Japanese financial system in the event of its failure (together with Japanese
G-SIBs,
the “Covered SIBs”) beginning March 31, 2021. According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for Covered SIBs is Single Point of Entry (“SPE”) resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively under the FSB’s final TLAC standards and the Japanese TLAC requirements, the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) is required to (i) meet the minimum external TLAC requirements, and (ii) cause its material subsidiaries or material sub-groups
that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the Domestic Resolution Entity, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan. External TLAC eligible instruments generally consist of instruments issued by the Domestic Resolution Entity of the relevant Covered SIB that meet the criteria for inclusion in external TLAC requirements and others less any regulatory adjustments. Internal TLAC eligible instruments generally consist of instruments issued by the material subsidiaries of the relevant Covered SIBs designated as systemically important by the Financial Services Agency, which are subject to the internal TLAC requirements such as subordinated debt that meet the criteria for inclusion in internal TLAC requirements and others less any regulatory adjustments.

Under the Japanese TLAC regulations,
G-SIBs
are required to meet a minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets as from March 31, 2019 and at least 18% as from March 31, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator from March 31, 2019, and at least 6.75% from March 31, 2022. In addition, Japanese
G-SIBs
are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from March 31, 2019, and 3.5% of their consolidated risk-weighted assets from March 31, 2022, as their external TLAC.
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the TLAC regulations which introduced the temporary measures to exclude the amounts of deposits to the Bank of Japan from the calculation of the external TLAC ratio on a total exposure basis from June 30, 2020 until March 31, 2021, due to the uncertainty on the impact of
COVID-19.
The implementation period of such temporary measures has been extended twice in March 2021 and March 2022 to the end of March 2024. In addition, in November 2022, the Financial Services Agency amended the TLAC regulations, with effect from April 2024, which will raise the minimum TLAC ratio on a total exposure basis from 6.75% to 7.10%, while continuing to exclude the amounts of deposits at the Bank of Japan from the calculation of the external TLAC ratio on a total exposure basis.
Unless otherwise specified, the regulatory capital and leverage ratio information set forth in this “—Capital Adequacy” is based on the current Basel III rules.
Consolidated Capital Adequacy Ratios, Leverage Ratios and TLAC Ratios
Our consolidated capital adequacy ratios, leverage ratios and TLAC ratios as of March 31 and September 30, 2022, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of
	March 31, 2022	September 30, 2022	Increase (decrease)

	(in billions of yen, except percentages)
Common Equity Tier 1 (CET1) capital	¥8,067.2	¥8,097.7	¥30.4
Additional Tier 1 capital	1,646.0	1,635.4	(10.5)

Tier 1 capital	9,713.2	9,733.1	19.8
Tier 2 capital	1,638.3	1,483.4	(154.9)

Total capital	¥11,351.6	¥11,216.5	¥(135.0)

Risk-weighted assets	¥64,730.4	¥71,336.8	¥6,606.4
CET1 capital ratio	12.46%	11.35%	(1.11%)
Required CET1 capital ratio (1)	8.01%	8.01%	—%
Tier 1 capital ratio	15.00%	13.64%	(1.36%)
Required Tier 1 capital ratio (1)	9.51%	9.51%	—%
Total capital ratio	17.53%	15.72%	(1.81%)
Required total capital ratio (1)	11.51%	11.51%	—%
CET1 available after meeting the bank’s minimum capital requirements	7.96%	6.85%	(1.11%)

Total Exposure (2)	¥212,972.0	¥230,856.4	¥17,884.4
Leverage ratio (2)	4.56%	4.21%	(0.35%)
External TLAC ratio (risk-weighted assets basis, excluding capital buffers)	24.24%	23.09%	(1.15%)
External TLAC ratio (total exposure basis, including capital buffers) (2)	8.43%	8.22%	(0.21%)

Notes:
(1)
The required ratios disclosed above, as of March 31 and September 30, 2022, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01%, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0%, which are all in addition to the regulatory minima. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)
Amounts of deposits to the Bank of Japan are excluded from the calculation of the total exposure, the leverage ratio and the external TLAC ratio (total exposure basis, including capital buffers) described above based on the leverage ratio regulations and the TLAC regulations each described above, as applicable.

Our total capital ratio as of September 30, 2022 was 15.72%, a decrease of 1.81% compared to March 31, 2022. Our Tier 1 capital ratio as of September 30, 2022 was 13.64%, a decrease of 1.36% compared to March 31, 2022. Our CET1 capital ratio as of September 30, 2022 was 11.35%, a decrease of 1.11% compared to March 31, 2022. The decrease in our CET1 capital ratio, Tier 1 capital ratio and total capital ratio were due mainly to an increase in the risk weighted assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2022.
Principal Banking Subsidiaries
Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31 and September 30, 2022, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2022	September 30, 2022
Mizuho Bank
Common Equity Tier 1 capital ratio	11.68%	10.68%	(1.00%)
Tier 1 capital ratio	14.42%	13.15%	(1.27%)
Total capital ratio	17.02%	15.26%	(1.76%)
Leverage ratio	4.32%	4.01%	(0.31%)
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	25.18%	26.62%	1.44%
Tier 1 capital ratio	25.18%	26.62%	1.44%
Total capital ratio	25.18%	26.62%	1.44%
Leverage ratio	10.20%	10.56%	0.36%
We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements as of September 30, 2022.
Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms whose total assets exceed ¥1 trillion, such as Mizuho Securities, must maintain a minimum capital adequacy ratio of 120% both on a consolidated and non-consolidated
basis calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance and a regulatory notice that detail the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. For example, each on a non-consolidated
basis, a capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may lead to an order to change the business conduct or place the property in trust and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of September 30, 2022, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2022	September 30, 2022

	(in millions of yen)
Assets:

Cash and due from banks	2,290,377	2,524,631
Interest-bearing deposits in other banks	49,883,912	53,048,350
Call loans and funds sold	1,102,296	1,454,185
Receivables under resale agreements	12,751,085	14,872,079
Receivables under securities borrowing transactions	2,338,796	2,355,125
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥4,639,282 million at March 31, 2022 and ¥7,233,590 million at September 30, 2022)	24,652,067	35,330,944
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,120,839 million at March 31, 2022 and ¥1,389,462 million at September 30, 2022), net of allowance	31,673,890	23,743,660
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,019,391 million at March 31, 2022 and ¥1,223,062 million at September 30, 2022)	1,519,055	2,072,468
Equity securities	3,572,908	3,439,981
Other investments	582,388	626,148
Loans (Notes 4 and 5)	90,290,583	98,334,291
Allowance for credit losses on loans	(809,817)	(710,746)

Loans, net of allowance	89,480,766	97,623,545
Premises and equipment-net	1,704,067	1,680,618
Due from customers on acceptances	271,877	376,369
Accrued income	322,025	422,673
Goodwill	92,695	96,141
Intangible assets	47,939	48,926
Deferred tax assets	277,319	516,091
Other assets (Note 6)	8,987,242	10,519,434

Total assets	231,550,704	250,751,368

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2022	September 30, 2022

	(in millions of yen)

Assets of consolidated VIEs:
Cash and due from banks	2,243	1,664
Interest-bearing deposits in other banks	71,573	175,768
Call loans and funds sold	162,578	223,503
Trading account assets	2,222,902	2,540,402
Investments	238,624	253,654
Loans, net of allowance	8,347,880	8,503,789
All other assets	529,178	475,885

Total assets	11,574,978	12,174,665

See the accompanying Notes to the Consolidated Financial Statements

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2022	September 30, 2022

	(in millions of yen)

Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	32,844,872	27,849,570
Interest-bearing deposits	91,425,213	94,941,299
Foreign:
Noninterest-bearing deposits	2,500,823	2,569,090
Interest-bearing deposits	30,407,376	39,592,020
Due to trust accounts	390,247	350,124
Call money and funds purchased	1,278,051	1,572,353
Payables under repurchase agreements (Note 19)	20,069,566	23,767,150
Payables under securities lending transactions (Note 19)	1,360,743	1,490,659
Other short-term borrowings	7,566,771	3,593,275
Trading account liabilities	14,859,383	24,229,013
Bank acceptances outstanding	271,877	376,369
Income taxes payable	62,697	78,575
Deferred tax liabilities	29,033	20,752
Accrued expenses	203,383	316,980
Long-term debt (including liabilities accounted for at fair value of ¥2,756,062 million at March 31, 2022 and ¥2,736,380 million at September 30, 2022) (Note 17)	12,578,216	13,546,803
Other liabilities (Note 6)	6,260,222	7,020,295

Total liabilities	222,108,473	241,314,327

Commitments and contingencies (Note 14)

Equity:
MHFG shareholders’ equity:
Common stock (Note 7)-no par value, authorized 4,800,000,000 shares at March 31, 2022 and September 30, 2022, and issued 2,539,249,894 shares at March 31, 2022 and September 30, 2022	5,816,834	5,832,367
Retained earnings	2,665,608	2,185,055
Accumulated other comprehensive income (loss), net of tax (Note 8)	440,112	698,835
Less: Treasury stock, at cost-Common stock 4,659,024 shares at March 31, 2022, and 4,930,963 shares at September 30, 2022	(8,342)	(8,552)

Total MHFG shareholders’ equity	8,914,212	8,707,705
Noncontrolling interests	528,019	729,336

Total equity	9,442,231	9,437,041

Total liabilities and equity	231,550,704	250,751,368

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2022	September 30, 2022

	(in millions of yen)

Liabilities of consolidated VIEs:
Payables under securities lending transactions	51,752	118,768
Other short-term borrowings	53,668	129,240
Trading account liabilities	51,019	31,621
Long-term debt	1,024,067	1,217,297
All other liabilities	1,041,938	1,059,776

Total liabilities	2,222,444	2,556,702

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2021	2022

	(in millions of yen)
Interest and dividend income:
Loans, including fees	470,961	748,122
Investments:
Interest	26,458	42,293
Dividends	37,724	37,132
Trading account assets	109,477	189,435
Call loans and funds sold	779	2,263
Receivables under resale agreements and securities borrowing transactions	12,861	87,129
Deposits in other banks	25,841	134,632

Total interest and dividend income	684,101	1,241,006

Interest expense:
Deposits	34,732	265,849
Trading account liabilities	28,488	55,297
Call money and funds purchased	492	5,298
Payables under repurchase agreements and securities lending transactions	13,678	177,958
Other short-term borrowings	1,497	11,088
Long-term debt	81,114	110,453

Total interest expense	160,001	625,943

Net interest income	524,100	615,063
Provision (credit) for credit losses (Notes 3 and 5)	46,053	37,646

Net interest income after provision (credit) for credit losses	478,047	577,417

Noninterest income (Note 16):
Fee and commission income	474,916	448,744
Foreign exchange gains (losses)-net	21,708	128,897
Trading account gains (losses)-net	83,255	(851,080)
Investment gains (losses)-net:
Debt securities	(317)	8,057
Equity securities	135,070	(113,461)
Equity in earnings (losses) of equity method investees-net	16,541	(5,003)
Gains on disposal of premises and equipment	1,988	1,811
Other noninterest income	29,234	168,254

Total noninterest income (loss)	762,395	(213,781)

Noninterest expenses:
Salaries and employee benefits	327,085	340,108
General and administrative expenses	294,259	339,648
Occupancy expenses	90,509	82,980
Fee and commission expenses	107,658	102,903
Provision (credit) for credit losses on off-balance-sheet instruments	(4,821)	5,590
Other noninterest expenses	42,552	55,019

Total noninterest expenses	857,242	926,248

Income (loss) before income tax expense (benefit)	383,200	(562,612)
Income tax expense (benefit) (Note 11)	39,622	(171,905)

Net income (loss)	343,578	(390,707)
Less: Net income (loss) attributable to noncontrolling interests	30,921	(11,830)

Net income (loss) attributable to MHFG shareholders	312,657	(378,877)

	(in yen)
Earnings per common share (Note 10):
B asic net income (loss) per common share	123.24	(149.38)

Diluted net income (loss) per common share	123.24	(149.38)

Dividends per common share	40.00	42.50

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2021	2022

	(in millions of yen)

Net income (loss) (Note)	343,578	(390,707)
Other comprehensive income (loss), net of tax	38,196	260,349

Total comprehensive income (loss)	381,774	(130,358)
Less: Total comprehensive income (loss) attributable to noncontrolling interests	31,446	(10,205)

Total comprehensive income (loss) attributable to MHFG shareholders	350,328	(120,153)

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 8 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2021	2022

	(in millions of yen)
Common stock:
Balance at beginning of period	5,826,863	5,816,834
Performance-based stock compensation program	(538)	(740)
Change in ownership interests in consolidated subsidiaries	(9,960)	16,273

Balance at end of period	5,816,365	5,832,367

Retained earnings:
Balance at beginning of period	2,967,385	2,665,608
Net income (loss) attributable to MHFG shareholders	312,657	(378,877)
Dividends declared	(95,201)	(101,543)
Other	(52)	(133)

Balance at end of period	3,184,789	2,185,055

Accumulated other comprehensive income (loss), net of tax (Note 8) (Note) :
Balance at beginning of period	318,114	440,112
Change during period	37,671	258,723

Balance at end of period	355,785	698,835

Treasury stock, at cost:
Balance at beginning of period	(7,124)	(8,342)
Purchases of treasury stock	(2,647)	(1,941)
Disposal of treasury stock	1,607	1,731

Balance at end of period	(8,164)	(8,552)

Total MHFG shareholders’ equity	9,348,775	8,707,705

Noncontrolling interests:
Balance at beginning of period	582,919	528,019
Transactions between the MHFG Group and the noncontrolling interest shareholders	89,808	226,180
Dividends paid to noncontrolling interests	(10,807)	(14,658)
Net income (loss) attributable to noncontrolling interests	30,921	(11,830)
Other	525	1,625

Balance at end of period	693,366	729,336

Total equity	10,042,141	9,437,041

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 8 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2021	2022

	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	343,578	(390,707)
Less: Net income (loss) attributable to noncontrolling interest s	30,921	(11,830)

Net income (loss) attributable to MHFG shareholders	312,657	(378,877)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	115,756	126,328
Provision (credit) for credit losses	46,053	37,646
Investment losses (gains)-net	(134,753)	105,404
Equity in losses (earnings) of equity method investees-net	(16,541)	5,003
Foreign exchange losses (gains)-net	35,446	739,266
Deferred income tax expense (benefit)	(28,200)	(239,149)
Net change in trading account assets	(271,232)	(9,096,063)
Net change in trading account liabilities	(1,734,070)	9,008,728
Net change in loans held for sale	(16,915)	(122,683)
Net change in accrued income	13,325	(80,069)
Net change in accrued expenses	(32,858)	108,023
Other-net	480,671	(181,041)

Net cash provided by (used in) operating activities	(1,230,661)	32,516

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	20,872,060	22,862,094
Proceeds from sales of Equity securities (1)	992,927	579,215
Proceeds from maturities of Available-for-sale securities	26,506,201	21,944,842
Proceeds from maturities of Held-to-maturity securities	79,767	79,580
Purchases of Available-for-sale securities	(45,046,101)	(38,002,539)
Purchases of Held-to-maturity securities	(542,026)	(453,020)
Purchases of Equity securities (1)	(1,311,347)	(582,312)
Proceeds from sales of loans	1,038,124	255,831
Net change in loans	496,474	(4,681,239)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(4,518,794)	(1,141,636)
Proceeds from sales of premises and equipment	2,806	2,362
Purchases of premises and equipment	(52,234)	(84,327)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	5,391	2,872
Purchases of investments in subsidiaries (affecting the scope of consolidation)	(50,723)	(49,185)

Net cash provided by (used in) investing activities	(1,527,475)	732,538

Cash flows from financing activities:
Net change in deposits	(2,187,631)	4,103,867
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	3,776,203	1,313,784
Net change in due to trust accounts	28,047	(40,123)
Net change in other short-term borrowings	(71,262)	(4,277,836)
Proceeds from issuance of long-term debt	1,442,089	1,198,626
Repayment of long-term debt	(1,179,807)	(1,245,843)
Proceeds from noncontrolling interests	67,785	418
Payments to noncontrolling interests	(1,845)	(50,642)
Proceeds from sales of treasury stock	869	1,009
Purchases of treasury stock	(1,825)	(1,270)
Dividends paid	(95,198)	(101,546)
Dividends paid to noncontrolling interests	(10,807)	(14,658)

Net cash provided by financing activities	1,766,618	885,786

Effect of exchange rate changes on cash and cash equivalents	83,750	1,747,852

Net increase (decrease) in cash and cash equivalents (2)	(907,768)	3,398,692
Cash and cash equivalents at beginning of period (2)	48,734,096	52,174,289

Cash and cash equivalents at end of period (2)	47,826,328	55,572,981

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer of loans into loans held-for-sale	15,357	15,744

Notes:
(1)	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments, the amounts of which are not significant.
(2)
Cash and cash equivalents consists of Cash and due from banks and Interest-bearing deposits in other banks. Cash deposited with central banks that must be maintained to meet minimum regulatory requirements is classified as restricted cash and included in Cash and cash equivalents.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of presentation
Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG is a holding company for Mizuho Bank, Ltd. (“MHBK”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Asset Management One Co., Ltd. (“Asset Management One”), and other subsidiaries. MHFG, through its subsidiaries (“the MHFG Group,” or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 20 “Business segment information.”
MHFG and its domestic subsidiaries as well as its foreign subsidiaries maintain their accounting records in accordance with the accounting standards of Japan and those standards of the countries in which they are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform them to the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.
The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30. Certain of MHFG’s subsidiaries have different interim financial reporting periods than September 30. For those subsidiaries with interim financial reporting periods within three months of MHFG’s interim financial reporting period, the effect of intervening events that materially affect the financial position or results of operations through the date of each of the periods presented in the MHFG’s consolidated financial statements have been considered for adjustment and/or disclosure. When determining whether to consolidate investee entities, the MHFG Group performs an analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees-net.
Certain comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.
The unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and related notes included in the MHFG Group’s most recent annual report on Form
20-F
for the fiscal year ended March 31, 2022.
Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.
The financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments, valuation of certain long-term debt where the fair value option has been elected, valuation of pension and other employee benefits, and impairment of long-lived assets. During times of pandemics, such as
COVID-19,
geopolitical unrest such as the situation in Russia and Ukraine and the acceleration of global inflation, estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made.
Financial instruments—current expected credit losses (“CECL”)
CECL established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected life and consider expected future changes in macroeconomic conditions. ASC 326, “Financial Instruments—Credit Losses” (“ASC 326”), replaced the incurred loss impairment methodology in prior U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. This ASC requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. This ASC also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. Per the accounting policy election, the MHFG Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies. The amount of accrued interest receivable reversed through interest income was not significant for March 31, 2022 and September 30, 2022.
Allowance and provision (credit) for credit losses on loans
The MHFG Group makes adjustments to the allowance for credit losses on loans through Provision (credit) for credit losses in the consolidated statements of income in each reporting period. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, the Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, the Group separately monitors the credit quality of each obligor without using time-based triggers.
The MHFG Group maintains an appropriate allowance for credit losses on loans to represent management’s estimate of the expected credit losses in the Group’s loan portfolio. Management evaluates the appropriateness of the allowance for credit losses on loans semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features. The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, and the development of qualitative adjustments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for the Group’s business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For March 31, 2022 and September 30, 2022, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans.
In general, the MHFG Group estimates expected credit losses collectively on the loans in the case of normal and watch obligors, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The allowance for credit losses on nonaccrual loans generally includes the allowance for those loans that were individually evaluated for expected credit losses. See Note 4 “Loans” for the definitions of obligor categories and classification of nonaccrual loans.
The estimation of expected credit losses that are evaluated collectively begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one obligor category or rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the MHFG Group’s estimated exposure at default. The credit loss factors incorporate the probability of default as well as the loss given default based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the probability of default. The model and inputs used to determine credit losses on loans that are evaluated collectively are analyzed on a periodic basis by comparing the estimated values with the actual results subsequent to the balance sheet date.
The MHFG Group divides its overall portfolio into domestic and foreign portfolios and categorizes the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions.
The corporate portfolio segment consists of loans originated primarily by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The corporate portfolio segment is divided into two classes based on their risk characteristics: large companies, and small and medium-sized
companies. For the corporate portfolio

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

segment, the MHFG Group considers key economic factors such as gross domestic products for Japan and each relevant foreign location, where the portfolio is significant, and the interest rates in Japan when estimating the credit loss.
The retail portfolio segment consists mainly of residential mortgage loans originated by MHBK, and it is divided into two classes based on their risk characteristics: housing loan and others. For the retail portfolio segment, the Japanese unemployment rate is applied as a key factor. As it pertains to troubled debt restructuring (“TDR”) loans in the retail portfolio segment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off,
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral.
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the MHFG Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations
at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments including segments impacted by the Russia-Ukraine situation. Considering internal and external factors affecting the credit quality of the portfolio, the Group incorporated the estimated impact of
COVID-19
pandemic, the Russia-Ukraine situation and the acceleration of global inflation into the macroeconomic scenario by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product.
In terms of the Russia-Ukraine situation, considering the country risk arising from the sanctions against Russia and the downgrading of their credit rating, as well as the risk of deterioration in the global economy due to inflation caused by soaring energy prices and the acceleration of supply chain disruptions caused by the withdrawal of operations from Russia, the MHFG Group incorporated an estimate of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.
Allowance and provision (credit) for credit losses on
off-balance-sheet
instruments
The MHFG Group maintains an allowance for credit losses on
off-balance-sheet
instruments, such as guarantees and standby letters of credit in the same manner as the allowance for credit losses on loans. The Group similarly assesses the expected loss amounts for commitments to invest in securities and commitments to extend credit, considering the probability of drawdowns. The allowance is recorded in Other liabilities. Net changes in the allowance for credit losses on off-balance-sheet
instruments are accounted for in Provision (credit) for credit losses on off-balance-sheet
instruments in the consolidated statements of income.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Allowance and provision (credit) for credit losses on
available-for-sale
securities
The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 326.
Available-for-sale
securities are impaired if the fair value is less than the amortized cost (excluding accrued interest receivable). For available-for-sale
debt securities, in the cases where the Group has the intent to sell an available-for-sale
debt security or more likely than not will be required to sell an available-for-sale
debt security before the recovery of its amortized cost basis, the entire difference between amortized cost basis and fair value is recognized immediately through earnings. In other cases, the Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of the credit loss is recognized in Provision (credit) for credit losses, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. For additional information, see Note 4 “Loans.”
2. Issued accounting pronouncements
Adopted accounting pronouncements
In March 2020, the FASB issued ASU
No.2020-04,
“Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU
No.2020-04”).
The ASU provides optional expedients and exceptions for contracts, hedging relationships, and other transactions affected by reference rate reform. In January 2021, the FASB issued ASU
No.2021-01,
“Reference Rate Reform (Topic 848)—Scope” (“ASU
No.2021-01”).
The ASU clarifies that certain optional expedients and exceptions for contract modifications and hedge accounting apply to derivatives that are affected by the transition. In December 2022, the FASB issued ASU No.2022-06, “Reference Rate Reform (Topic 848)—Deferral of the Sunset Date of Topic 848” (“ASU No.2022-06”). The ASU amends the sunset date of Topic 848 to December 31, 2024 from December 31, 2022. ASU
No.2020-04
is effective as of March 12, 2020 through December 31, 2024. ASU
No.2021-01
is effective as of January 7, 2021 through December 31, 2024. ASU No.2022-06 is effective as of December 21, 2022 through December 31, 2024. The MHFG Group has elected the practical expedient for modifications of contracts. The practical expedient provides an election to account for certain contract amendments related to reference rate reform without the requirement to assess the significance of the modifications. The main reason for applying the practical expedient is to ease the administrative burden of accounting for contracts impacted by reference rate reform. This election has not had, and is expected to not have, a material impact on the Group’s consolidated results of operations or financial condition.
Accounting pronouncements issued but not yet effective as of September 30
, 2022
In March 2022, the FASB issued ASU
No.2022-02,
“Financial Instruments—Credit Losses (Topic 326)—Troubled Debt Restructurings and Vintage Disclosures” (“ASU
No.2022-02”).
The amendments in this update eliminate the accounting guidance for TDRs by creditors in Subtopic
310-40,
Receivables—Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance in paragraphs
310-20-35-9
through
35-11
to determine whether a modification results in a new loan or a continuation of an existing loan. The amendments in this update also require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Topic 326. The MHFG Group expects to adopt ASU
No.2022-02
on April 1, 2023. The Group does not expect that the adoption of ASU
No.2022-02
will have a material impact on its consolidated results of operations or financial condition, and on disclosures in its consolidated financial statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2022 and September 30, 2022 are as follows:

	Amortized cost (4)(5)	Gross unrealized gains	Gross unrealized losses	Fair value

	(in millions of yen)
March 31, 2022

Available-for-sale securities:
Debt securities:
Japanese government bonds	25,191,315	5,794	38,379	25,158,730
Japanese local government bonds	421,557	254	2,165	419,646
U.S. Treasury bonds and federal agency securities	381,653	—	8,444	373,209
Other foreign government bonds	1,338,295	220	2,578	1,335,937
Agency mortgage-backed securities (1)	452,830	1,695	3,985	450,540
Residential mortgage-backed securities	58,246	194	312	58,128
Commercial mortgage-backed securities	848,568	5,437	214	853,791
Japanese corporate bonds and other debt securities	2,222,670	14,212	1,705	2,235,177
Foreign corporate bonds and other debt securities (2)	787,263	2,490	1,021	788,732

Total	31,702,397	30,296	58,803	31,673,890

Held-to-maturity securities:
Debt securities:
Japanese government bonds	479,980	5,101	—	485,081
Agency mortgage-backed securities (3)	1,039,075	24	58,604	980,495

Total	1,519,055	5,125	58,604	1,465,576

September 30, 2022

Available-for-sale securities:
Debt securities:
Japanese government bonds	17,134,700	6,614	38,011	17,103,303
Japanese local government bonds	500,473	149	3,959	496,663
U .S. Treasury bonds and federal agency securities	448,530	—	13,737	434,793
Other foreign government bonds	1,284,950	97	4,804	1,280,243
Agency mortgage-backed securities (1)	500,825	1,112	7,579	494,358
Residential mortgage-backed securities	52,866	97	863	52,100
Commercial mortgage-backed securities	864,060	4,838	321	868,577
Japanese corporate bonds and other debt securities	2,115,489	10,422	4,095	2,121,816
Foreign corporate bonds and other debt securities (2)	891,279	2,193	1,665	891,807

Total	23,793,172	25,522	75,034	23,743,660

Held-to-maturity securities:
Debt securities:
Japanese government bonds	839,581	3,973	667	842,887
Agency mortgage-backed securities (3)	1,232,887	—	183,109	1,049,778

Total	2,072,468	3,973	183,776	1,892,665

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥450,507 million and ¥33 million, respectively, at March 31, 2022, and ¥494,324 million and ¥34 million, respectively, at September 30, 2022. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥247,762 million at March 31, 2022, and ¥226,762 million at September 30, 2022.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(4)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities w ere ¥34,326 million at March 31, 2022 , and ¥nil at September 30, 2022.
(5)	Accrued interest receivables are excluded from amortized cost, of which the amount were ¥4,702 million at March 31, 2022, and ¥5,274 million at September 30, 2022 and included in Accrued income.
Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities at September 30, 2022 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total

	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	13,784,027	1,527,715	1,695,453	127,505	17,134,700
Japanese local government bonds	31,462	254,156	207,348	7,507	500,473
U.S. Treasury bonds and federal agency securities	289,397	159,133	—	—	448,530
Other foreign government bonds	1,081,620	200,767	1,283	1,280	1,284,950
Agency mortgage-backed securities	—	—	1,235	499,590	500,825
Residential mortgage-backed securities	—	—	—	52,866	52,866
Commercial mortgage-backed securities	5,000	518,740	340,320	—	864,060
Japanese corporate bonds and other debt securities	275,168	1,263,577	253,180	323,564	2,115,489
Foreign corporate bonds and other debt securities	485,021	298,537	88,524	19,197	891,279

Total	15,951,695	4,222,625	2,587,343	1,031,509	23,793,172

Held-to-maturity securities:
Debt securities:
Japanese government bonds	319,987	249,965	269,629	—	839,581
Agency mortgage-backed securities	—	—	—	1,232,887	1,232,887

Total	319,987	249,965	269,629	1,232,887	2,072,468

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total

	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	13,785,916	1,523,649	1,674,710	119,028	17,103,303
Japanese local government bonds	31,490	253,676	204,283	7,214	496,663
U.S. Treasury bonds and federal agency securities	282,356	152,437	—	—	434,793
Other foreign government bonds	1,079,499	198,182	1,282	1,280	1,280,243
Agency mortgage-backed securities	—	—	1,229	493,129	494,358
Residential mortgage-backed securities	—	—	—	52,100	52,100
Commercial mortgage-backed securities	4,997	521,126	342,454	—	868,577
Japanese corporate bonds and other debt securities	275,173	1,262,115	252,101	332,427	2,121,816
Foreign corporate bonds and other debt securities	484,357	298,704	88,589	20,157	891,807

Total	15,943,788	4,209,889	2,564,648	1,025,335	23,743,660

Held-to-maturity securities:
Debt securities:
Japanese government bonds	321,991	251,598	269,298	—	842,887
Agency mortgage-backed securities	—	—	—	1,049,778	1,049,778

Total	321,991	251,598	269,298	1,049,778	1,892,665

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Credit losses
Allowance for credit losses on
available-for-sale
securities decreased by ¥3 billion from March 31, 2021 to ¥
11
 billion as of September 30, 2021 due mainly to a decrease of credit losses for certain Japanese corporate bonds and other debt securities, not due to the reduction or sale of securities during the period. The MHFG Group did not
recognize allowance for credit losses on
available-for-sale
securities as of September 30, 2022, a decrease by ¥

 billion from March 31, 2022. The decrease was due to a sale of certain Japanese corporate bonds and other debt securities during the period. The Group did not recognize allowance for credit losses on held-to-maturity
securities on March 31 and September 30, 2021 and March 31 and September 30, 2022 because held-to-maturity
securities consist of Japanese government bond and agency mortgage-backed securities like Ginnie Mae securities. See Note 1 “Basis of presentation” for further details of the methodology used to determine the allowance for credit losses.
Continuous unrealized loss position
The following table shows the gross unrealized losses, net of allowance for credit losses, and fair value of available-for-sale
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2022 and September 30, 2022:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(in millions of yen)
March 31, 2022

Available-for-sale securities:
Debt securities:
Japanese government bonds	19,407,878	11,377	1,565,950	27,002	20,973,828	38,379
Japanese local government bonds	229,562	1,277	136,733	888	366,295	2,165
U.S. Treasury bonds and federal agency securities	321,073	7,209	41,555	1,235	362,628	8,444
Other foreign government bonds	729,134	2,178	71,647	400	800,781	2,578
Agency mortgage-backed securities (Note)	183,150	2,326	78,717	1,659	261,867	3,985
Residential mortgage-backed securities	9,221	11	17,193	301	26,414	312
Commercial mortgage-backed securities	58,815	185	13,939	29	72,754	214
Japanese corporate bonds and other debt securities	605,067	1,516	53,020	189	658,087	1,705
Foreign corporate bonds and other debt securities	302,569	692	53,338	329	355,907	1,021

Total	21,846,469	26,771	2,032,092	32,032	23,878,561	58,803

September 30, 2022

Available-for-sale securities:
Debt securities:
Japanese government bonds	2,725,251	5,019	1,640,200	32,992	4,365,451	38,011
Japanese local government bonds	283,423	2,123	173,980	1,836	457,403	3,959
U.S. Treasury bonds and federal agency securities	373,689	11,682	48,585	2,055	422,274	13,737
Other foreign government bonds	813,981	3,014	208,218	1,790	1,022,199	4,804
Agency mortgage-backed securities (Note)	222,199	3,457	128,252	4,122	350,451	7,579
Residential mortgage-backed securities	25,540	404	15,278	459	40,818	863
Commercial mortgage-backed securities	65,732	168	45,097	153	110,829	321
Japanese corporate bonds and other debt securities	1,470,008	3,741	365,809	354	1,835,817	4,095
Foreign corporate bonds and other debt securities	346,861	1,102	55,116	563	401,977	1,665

Total	6,326,684	30,710	2,680,535	44,324	9,007,219	75,034

Note:
Agency mortgage-backed securities presented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥261,867 million at March 31, 2022, and ¥350,451 million at September 30, 2022. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

At September 30, 2022, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the Group determined that the debt securities in an unrealized loss position were not considered credit losses.
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the six months ended September 30, 2021 and 2022.
See “Consolidated Statements of Cash Flows (Unaudited)” for the proceeds from sales of investments.

	Six months ended September 30,
	2021	2022

	(in millions of yen)
Gross realized gains	4,687	15,905
Gross realized losses	(3,925)	(9,151)

Net realized gains (losses) on sales of available-for-sale securities	762	6,754

Equity securities
Equity securities include securities which have readily determinable fair values, securities which qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), and securities which are without readily determinable fair values. Equity securities which have readily determinable fair values mainly consist of common stock of Japanese listed companies. Equity securities which are measured based on the net asset value per share (or its equivalent) consist of private equity and real estate funds. Equity securities without readily determinable fair values include non-marketable
stock including preferred stock issued by equity method investees.
Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,
	2021	2022

	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	135,070	(113,461)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	29,552	7,246

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	105,518	(120,707)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022

	(in millions of yen)
Carrying amounts at the end of the period	207,407	193,297
Downward adjustments and impairments	6,519	6,887
Upward adjustments	11,623	12,225
The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	Six months ended September 30,
	2021	2022

	(in millions of yen)
Downward adjustments and impairments	1,704	799
Upward adjustments	14,950	669
The MHFG Group elected to measure all equity securities without readily determinable fair values, which do not qualify for the practical expedient to estimate fair value, using the measurement alternative, which is made on an instrument-by-instrument
basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, the MHFG Group assesses whether these equity securities are impaired. Impairment is primarily based on a liquidation value technique that considers the financial condition, credit ratings, and near-term prospects of the issuers. When the observable price changes or impairments exist, the securities are adjusted to fair value, with the full difference between the fair value of the security and its carrying amount recognized in earnings.
Other investments
The following table summarizes the composition of Other investments at March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022

	(in millions of yen)
Equity method investments	519,552	556,778
Investments held by consolidated investment companies and other	62,836	69,370

Total	582,388	626,148

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥255,336 million and ¥268,393 million, at March 31, 2022 and September 30, 2022, respectively. The

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

aggregate market values of these marketable equity securities were ¥456,195 million and ¥452,342 million, respective
ly. The majority of the aggregate market values of these marketable equity securities include Orient Corporation, the Chiba Kogyo Bank, Ltd., Joint Stock Commercial Bank for Foreign Trade of Vietnam and Mizuho Leasing Company, Limited of which the MHFG Group’s proportionate share of the total outstanding common stock were
49.00
%,
16.89
%,
15.00
% and
23.54
%, respectively, as of September 30, 2022. In addition, equity method investments include non-marketable
equity securities such as Matthews International Capital Management, LLC and Custody Bank of Japan, Ltd. of which the MHFG Group’s proportionate share of the total outstanding common stock were
18.29
% and
27.00
%, respectively, as of September 30, 2022.
Investments held by consolidated investment companies
The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable
investments.
4. Loans
Credit quality information
In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings for the corporate portfolio segment and pool allocations for the retail portfolio segment as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of losses expected on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small loans that are less than a specified amount by pooling customers and loans with similar risk characteristics, and the risk is assessed mainly based on past due status and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.
The Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies for loans. The amount of accrued interest receivables was ¥80,959 million and ¥145,845 million at March 31, 2022 and September 30, 2022, respectively and included in Accrued income.
The Group does not believe that its exposure to any particular geographic area and business sector results in a significant concentration of credit risk.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB, and equivalent obligor ratings are determined for the other subsidiaries:

Obligor category (1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
E2
Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.

Intensive control	F
Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).

Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2022 and September 30, 2022:

	March 31, 2022
	Term loans by origination year						Revolving Loans	Total
	2021	2020	2019	2018	2017	Prior to 2017

	(in millions of yen)
Domestic:
Corporate:
Large companies:
Normal obligors	12,236,438	6,640,211	5,049,408	4,535,083	1,678,591	3,378,926	7,155,041	40,673,698
Watch obligors excluding special attention obligors	145,167	69,404	71,937	66,122	40,205	50,499	127,319	570,653
Nonaccrual loans	60,525	100,975	201,375	44,919	135,777	77,602	178,416	799,589
Small and medium-sized companies:
Normal obligors	540,315	396,611	376,056	283,061	170,952	494,420	547,726	2,809,141
Watch obligors excluding special attention obligors	44,488	31,196	29,597	31,919	12,231	32,511	25,277	207,219
Nonaccrual loans	17,866	20,110	14,434	10,817	7,081	38,171	32,081	140,560
Retail:
Housing Loan:
Normal obligors	798,354	544,246	518,662	526,828	543,893	4,752,430	—	7,684,413
Watch obligors excluding special attention obligors	1,512	1,485	1,510	1,939	1,226	40,243	—	47,915
Nonaccrual loans	12,510	3,132	802	1,180	970	30,598	—	49,192
Others:
Normal obligors	195,545	277,015	111,702	90,880	60,919	315,375	497,173	1,548,609
Watch obligors excluding special attention obligors	23,586	34,974	10,177	7,995	4,122	6,388	9,491	96,733
Nonaccrual loans	6,932	7,862	3,157	4,253	4,076	22,951	12,602	61,833
Sovereign:
Normal obligors	938,534	105,966	89,385	108,664	54,580	351,876	1,864	1,650,869
Watch obligors excluding special attention obligors	3,933	4,205	859	366	113	—	—	9,476
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	45,825	23,757	131,932	211,445	3	143,717	125,078	681,757
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	15,071,530	8,261,149	6,610,993	5,925,471	2,714,739	9,735,707	8,712,068	57,031,657

Foreign:
Corporate (4) :
Normal obligors	14,087,409	3,571,416	3,236,191	1,392,231	550,082	1,228,924	5,906,045	29,972,298
Watch obligors excluding special attention obligors	316,387	179,555	73,656	55,876	28,325	25,384	122,410	801,593
Nonaccrual loans	35,801	1,622	13,743	17,181	14,743	22,639	9,745	115,474
Retail:
Normal obligors	2,403	1,774	1,858	1,013	532	3,089	15	10,684
Watch obligors excluding special attention obligors	—	—	37	—	—	13	—	50
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	278,373	6,856	33,225	15,194	174,298	3,079	74,923	585,948
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	643	—	—	—	—	643
Banks and other financial institutions:
Normal obligors	1,003,709	254,232	150,505	224,571	12,041	709	120,088	1,765,855
Watch obligors excluding special attention obligors	5,544	—	—	—	—	—	—	5,544
Nonaccrual loans	837	—	—	—	—	—	—	837

Total foreign	15,730,463	4,015,455	3,509,858	1,706,066	780,021	1,283,837	6,233,226	33,258,926

Total	30,801,993	12,276,604	10,120,851	7,631,537	3,494,760	11,019,544	14,945,294	90,290,583

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	September 30, 2022
	Term loans by origination year						Revolving Loans	Total
	2022	2021	2020	2019	2018	Prior to 2018

	(in millions of yen)
Domestic:
Corporate:
Large companies:
Normal obligors	7,870,700	7,071,371	5,977,206	4,621,144	3,938,164	4,418,492	7,791,782	41,688,859
Watch obligors excluding special attention obligors	65,982	73,932	63,547	84,634	68,093	74,857	129,011	560,056
Nonaccrual loans	78,466	56,229	71,920	121,977	38,086	133,924	174,556	675,158
Small and medium-sized companies:
Normal obligors	310,377	372,070	329,472	310,103	266,522	649,254	505,667	2,743,465
Watch obligors excluding special attention obligors	29,976	24,222	27,907	20,911	21,311	36,433	21,800	182,560
Nonaccrual loans	23,808	14,072	17,798	8,410	8,240	30,351	29,840	132,519
Retail:
Housing Loan:
Normal obligors	420,132	634,709	506,226	491,602	501,271	5,003,449	—	7,557,389
Watch obligors excluding special attention obligors	406	1,740	1,336	1,111	1,516	35,357	—	41,466
Nonaccrual loans	5,956	4,636	1,956	827	1,015	28,836	—	43,226
Others:
Normal obligors	119,310	116,244	254,202	95,347	78,029	335,135	488,953	1,487,220
Watch obligors excluding special attention obligors	14,027	11,090	28,236	7,497	5,246	7,230	8,067	81,393
Nonaccrual loans	8,083	4,745	7,379	2,615	3,411	22,147	10,802	59,182
Sovereign:
Normal obligors	950,117	190,195	103,654	94,458	98,581	367,373	—	1,804,378
Watch obligors excluding special attention obligors	4,517	2,538	3,464	321	291	—	—	11,131
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	74,820	17,641	23,286	136,043	244,377	143,685	133,705	773,557
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	9,976,677	8,595,434	7,417,589	5,997,000	5,274,153	11,286,523	9,294,183	57,841,559

Foreign:
Corporate (4) :
Normal obligors	13,959,808	5,923,058	3,131,452	3,045,313	1,334,469	1,655,488	7,228,807	36,278,395
Watch obligors excluding special attention obligors	227,650	131,936	184,554	74,298	47,282	55,384	120,772	841,876
Nonaccrual loans	5,563	35,354	14,106	51,952	14,308	38,660	9,983	169,926
Retail:
Normal obligors	1,221	1,868	1,733	1,850	941	3,278	13	10,904
Watch obligors excluding special attention obligors	—	—	—	—	—	24	—	24
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	120,147	260,281	10,594	35,025	11,735	209,034	78,650	725,466
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	676	—	—	—	676
Banks and other financial institutions:
Normal obligors	1,371,469	439,563	118,506	129,568	29,016	14,155	323,374	2,425,651
Watch obligors excluding special attention obligors	8,912	8,345	8,082	14,475	—	—	—	39,814
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	15,694,770	6,800,405	3,469,027	3,353,157	1,437,751	1,976,023	7,761,599	40,492,732

Total	25,671,447	15,395,839	10,886,616	9,350,157	6,711,904	13,262,546	17,055,782	98,334,291

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(2)
The primary component of the retail portfolio segment is housing loans to individuals which obligor category is classified based on past due status. The trigger to reclassify obligors from normal obligors to watch obligors excluding special attention obligors is when the past due status is more than 30 days.

(3)	There were no significant revolving line of credit arrangements that converted to term loans during the fiscal year ended March 31, 2022 and the six months ended September 30, 2022.
(4)
Corporate of foreign include
d
¥216,463 million and ¥214,819

million of lease receivables that
we
re receivables arising from direct financing leasing at March 31, 2022 and September 30, 2022, respectively.

Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using a method that approximates the interest method. Interest income on performing loans is accrued and credited to income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan using a method that approximates the interest method.
The Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date. As of September 30, 2022, collateral relating to these loans was primarily comprised of real estate. There were no significant changes in the extent to which collateral secures these loans during this period and no significant concentration of collateral against any portfolio segment.
Nonaccrual loans
Loans are considered nonaccrual when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is nonaccrual include delinquency status and the ability of the debtor to make payments of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. Nonaccrual loans include loans past due for 90 days or more and restructured loans that meet the definition of a TDR in accordance with ASC 310, “Receivables” (“ASC 310”). There are no loans that are 90 days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The majority of nonaccrual loans have no contractual delinquency due to interest reductions and/or postponement of principal and interest.
In case loans are designated as nonaccrual loans, interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectability of the principal amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Nonaccrual loans are restored to accrual loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

restored to accrual loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents nonaccrual loans information at March 31, 2022 and September 30, 2022:

	March 31, 2022			September 30, 2021
	Amortized cost (1)
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans	Interest income recognized (2)

	(in millions of yen)

Domestic:
Corporate:
Large companies	783,305	16,284	799,589	6,787
Small and medium-sized companies	121,598	18,962	140,560	867
Retail:
Housing Loan	26,812	22,380	49,192	477
Others	40,155	21,678	61,833	406

Total domestic	971,870	79,304	1,051,174	8,537

Foreign:
Total foreign	110,284	6,670	116,954	843

Total	1,082,154	85,974	1,168,128	9,380

	September 30, 2022			September 30, 2022
	Amortized cost (1)
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans	Interest income recognized (2)

	(in millions of yen)
Domestic:
Corporate:
Large companies	657,323	17,835	675,158	10,009
Small and medium-sized companies	114,001	18,518	132,519	803
Retail:
Housing Loan	23,491	19,735	43,226	399
Others	38,446	20,736	59,182	377

Total domestic	833,261	76,824	910,085	11,588

Foreign:
Total foreign	162,601	8,001	170,602	1,572

Total	995,862	84,825	1,080,687	13,160

Notes:
(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of nonaccrual loans.
(2)	Amounts represent the amount of interest income on nonaccrual loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(3)	The majority of total foreign consist of corporate.
The remaining balance of nonaccrual loans that have been partially charged off, was
¥13,046 million and ¥15,265 million as of March 31, 2022 and September 30, 2022, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Troubled debt restructurings
The MHFG Group considers a loan modification to be a TDR when, for economic or legal reasons related to the obligor’s financial difficulties, it grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below. The following table presents modified loans that were determined to be TDRs during the six months ended September 30, 2021 and 2022:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs

	(in millions of yen)

September 30, 2021

Domestic:
Corporate:
Large companies	5,849	22,757	375,248
Small and medium-sized companies	—	—	60,856
Retail:
Housing Loan	—	—	4,996
Others	—	—	10,288

Total domestic	5,849	22,757	451,388

Foreign:
Total foreign	—	—	21,206

Total	5,849	22,757	472,594

September 30, 2022

Domestic:
Corporate:
Large companies	—	140,371	256,773
Small and medium-sized companies	—	—	55,424
Retail:
Housing Loan	—	—	3,257
Others	—	—	9,557

Total domestic	—	140,371	325,011

Foreign:
Total foreign	—	—	20,779

Total	—	140,371	345,790

Notes:
(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the six months ended September 30, 2021 and 2022 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	September 30, 2021	September 30, 2022

	(in millions of yen)

Domestic:
Corporate:
Large companies	1,148	91,049
Small and medium-sized companies	2,157	626
Retail:
Housing Loan	579	418
Others	515	722

Total domestic	4,399	92,815

Foreign:
Total foreign	14,125	—

Total	18,524	92,815

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2022 and September 30, 2022:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in millions of yen)
March 31, 2022
Domestic:
Corporate:
Large companies	323	291	27,275	27,889	42,016,051	42,043,940
Small and medium-sized companies	693	641	10,370	11,704	3,145,216	3,156,920
Retail:
Housing Loan	15,181	8,326	16,548	40,055	7,741,465	7,781,520
Others	4,454	1,068	11,009	16,531	1,690,644	1,707,175
Sovereign	—	—	—	—	1,660,345	1,660,345
Banks and other financial institutions	—	—	—	—	681,757	681,757

Total domestic	20,651	10,326	65,202	96,179	56,935,478	57,031,657

Foreign:
Total foreign	—	—	28,816	28,816	33,230,110	33,258,926

Total	20,651	10,326	94,018	124,995	90,165,588	90,290,583

September 30, 2022
Domestic:
Corporate:
Large companies	972	—	33,164	34,136	42,889,937	42,924,073
Small and medium-sized companies	809	—	11,330	12,139	3,046,405	3,058,544
Retail:
Housing Loan	14,486	6,026	16,024	36,536	7,605,545	7,642,081
Others	4,582	1,030	11,130	16,742	1,611,053	1,627,795
Sovereign	—	—	—	—	1,815,509	1,815,509
Banks and other financial institutions	—	—	—	—	773,557	773,557

Total domestic	20,849	7,056	71,648	99,553	57,742,006	57,841,559

Foreign:
Total foreign	—	—	49,946	49,946	40,442,786	40,492,732

Total	20,849	7,056	121,594	149,499	98,184,792	98,334,291

Note: The majority of total foreign consist of corporate.
Net losses on sales of loans
Net losses on sales of l
o
ans were ¥1,674 million and ¥4,873 million for the six months ended September 30, 2021 and 2022, respectively. These net losses include unrealized gains and losses on loans held for sale, representing the adjustments to the lower of cost or fair value at
the end
of
each reporting period. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

5. Allowance for credit losses on loans
Changes in Allowance for credit losses on loans by portfolio segment for the six months ended September 30, 2021 and 2022 are
shown below:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (3)	Total

	(in millions of yen)
Six months ended September 30, 2021

Balance at beginning of period	481,420	83,171	68	623	85,567	650,849

Provision (credit) for credit losses on loans	54,150	(376)	13	(427)	(5,155)	48,205

Charge-offs (1)	(25,880)	(2,446)	—	—	(12,570)	(40,896)
Recoveries	5,312	916	—	—	263	6,491

Net charge-offs	(20,568)	(1,530)	—	—	(12,307)	(34,405)

Others (2)	—	—	—	—	579	579

Balance at end of period	515,002	81,265	81	196	68,684	665,228

Six months ended September 30, 2022
Balance at beginning of period	601,506	73,414	62	438	134,397	809,817

Provision (credit) for credit losses on loans	16,206	(1,078)	(4)	230	23,185	38,539

Charge-offs (1)	(146,204)	(3,005)	—	—	(14,403)	(163,612)
Recoveries	1,309	760	—	—	1,939	4,008

Net charge-offs	(144,895)	(2,245)	—	—	(12,464)	(159,604)

Others (2)	—	—	—	—	21,994	21,994

Balance at end of period	472,817	70,091	58	668	167,112	710,746

Notes:
(1)
Charge-offs increased by ¥122,716 million from the six months ended September 30, 2021 to ¥163,612 million for the six months ended September 30, 2022 due mainly to a debt waiver to a domestic corporate borrower.

(2)	Others includes primarily foreign exchange translation.
(3)	The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

6. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022

	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	3,049,874	4,134,148
Other	557,842	438,670
Collateral pledged:
Collateral pledged for derivative transactions	1,549,483	2,119,911
Margins provided for futures contracts	466,531	189,133
Other	1,006,849	1,086,446
Prepaid pension cost	762,147	747,563
Right-of-use assets	570,171	552,233
Security deposits	91,766	86,650
Loans held for sale	156,639	279,321
Other	775,940	885,359

Total	8,987,242	10,519,434

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	1,406,965	1,662,194
Other	494,538	461,188
Guaranteed trust principal (Note)	810,776	821,670
Lease liabilities	593,339	574,190
Collateral accepted:
Collateral accepted for derivative transactions	1,075,591	1,744,164
Margins accepted for futures contracts	327,883	131,007
Unearned income	113,181	109,425
Other	1,437,949	1,516,457

Total	6,260,222	7,020,295

Note:
Guaranteed trust principal, included in All other liabilities in the disclosure about consolidated VIEs in the accompanying balance sheets, is a liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 15 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

7. Preferred and common stock
Preferred stock
The composition of preferred stock at March 31, 2022 and September 30, 2022 is as follows:

Class of stock	March 31, 2022		September 30, 2022
	Authorized	Issued	Authorized	Issued

	(number of shares)
Class XIV preferred stock	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—
Common stock
The number of issued shares of common stock at March 31, 2022 and September 30, 2022 was 2,539,249,894. There was no increase or decrease during the six months ended September 30, 2022.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

8. Accumulated other comprehensive income (loss), net of tax
Changes in each component of Accumulated other comprehensive income (loss), net of tax (“AOCI”) for the six months ended September 30, 2021 and 2022 are as follows:

	Six months ended September 30,
	2021	2022

	(in millions of yen)
AOCI, balance at beginning of period	318,114	440,112
Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of period	(8,173)	(25,046)
Unrealized holding gains (losses) during period	6,034	(4,329)
Less: reclassification adjustments for losses (gains) included in net income	(525)	(4,741)

Change during period	5,509	(9,070)

Balance at end of period	(2,664)	(34,116)

Foreign currency translation adjustments:
Balance at beginning of period	(86,873)	94,104
Foreign currency translation adjustments during period	52,231	269,154
Less: reclassification adjustments for losses (gains) included in net income	—	—

Change during period	52,231	269,154

Balance at end of period	(34,642)	363,258

Defined benefit plan adjustments:
Balance at beginning of period	397,153	355,355
Unrealized gains (losses) during period	(5,107)	4,390
Less: reclassification adjustments for losses (gains) included in net income	(9,187)	(9,183)

Change during period	(14,294)	(4,793)

Balance at end of period	382,859	350,562

Own credit risk adjustments:
Balance at beginning of period	16,007	15,699
Unrealized gains (losses) during period	(6,218)	2,998
Less: reclassification adjustments for losses (gains) included in net income	443	434

Change during period	(5,775)	3,432

Balance at end of period	10,232	19,131

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	37,671	258,723

AOCI, balance at end of period	355,785	698,835

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2022:

	Six months ended September 30, 2022
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders

	(in millions of yen)

Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for- sale securities	6,759	(2,018)	4,741	—	4,741	Investment gains (losses)-net
Defined benefit plan adjustments	13,114	(3,940)	9,174	9	9,183	Salaries and employee benefits
Own credit risk adjustments	(626)	192	(434)	—	(434)	Other noninterest income (expenses)

Total	19,247	(5,766)	13,481	9	13,490

Notes:
(1)	The financial statement line item in which the amounts in the before tax column are reported in the consolidated statements of income is listed to the right of the table.
(2)
The financial statement line items in which the amounts in the tax effect and the net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expense
(benefit)
and Net income
(loss),
respectively.

9. Regulatory matters
Regulatory capital requirements
MHFG, MHBK, and MHTB are subject to regulatory capital requirements supervised by the Financial Services Agency in accordance with the provisions of Japan’s Banking Act and related regulations. Certain foreign banking subsidiaries are subject to regulation and control by local supervisory authorities, including central banks. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the MHFG Group’s consolidated financial condition and results of operations.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2022 and September 30, 2022 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2022		September 30, 2022
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	5,184	8.01	5,714	8.01
Actual	8,067	12.46	8,097	11.35
Tier 1 capital:
Required (1)	6,155	9.51	6,784	9.51
Actual	9,713	15.00	9,733	13.64
Total risk-based capital:
Required (1)	7,450	11.51	8,210	11.51
Actual	11,351	17.53	11,216	15.72
Leverage Ratio (2) :
Required	6,389	3.00	6,925	3.00
Actual	9,713	4.56	9,733	4.21
MHBK:
Common Equity Tier 1 capital:
Required	2,683	4.50	2,981	4.50
Actual	6,968	11.68	7,082	10.68
Tier 1 capital:
Required	3,578	6.00	3,975	6.00
Actual	8,604	14.42	8,714	13.15
Total risk-based capital:
Required	4,771	8.00	5,300	8.00
Actual	10,150	17.02	10,110	15.26
Leverage Ratio (2) :
Required	5,971	3.00	6,509	3.00
Actual	8,604	4.32	8,714	4.01
MHTB:
Common Equity Tier 1 capital:
Required	79	4.50	76	4.50
Actual	442	25.18	453	26.62
Tier 1 capital:
Required	105	6.00	102	6.00
Actual	442	25.18	453	26.62
Total risk-based capital:
Required	140	8.00	136	8.00
Actual	442	25.18	453	26.62
Leverage Ratio (2) :
Required	130	3.00	128	3.00
Actual	442	10.20	453	10.56

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	March 31, 2022		September 30, 2022
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)

Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,528	4.50	2,783	4.50
Actual	6,293	11.20	6,066	9.80
Tier 1 capital:
Required	3,370	6.00	3,710	6.00
Actual	7,919	14.09	7,689	12.43
Total risk-based capital:
Required	4,494	8.00	4,947	8.00
Actual	9,483	16.88	9,097	14.70
Leverage Ratio (2) :
Required	5,570	3.00	6,048	3.00
Actual	7,919	4.26	7,689	3.81
MHTB:
Common Equity Tier 1 capital:
Required	78	4.50	76	4.50
Actual	425	24.40	436	25.68
Tier 1 capital:
Required	104	6.00	101	6.00
Actual	425	24.40	436	25.68
Total risk-based capital:
Required	139	8.00	135	8.00
Actual	425	24.40	436	25.69
Leverage Ratio (2) :
Required	126	3.00	124	3.00
Actual	425	10.09	436	10.47

Notes:
(1)
The required ratios disclosed above, at March 31, 2022 and September 30, 2022, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01%, and the additional loss absorbency requirements for global systemically important banks
(“G-SIBs”)
and domestic systemically important banks
(“D-SIBs”)
of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The required and actual amounts disclosed above at March 31, 2022 and September 30, 2022 exclude amounts of deposits to the Bank of Japan.
MHFG’s securities subsidiary in Japan is also subject to the capital adequacy requirement under Japan’s Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.
Management believes, as of each latest balance sheet date, that MHFG, MHBK, MHTB, and their securities subsidiary in Japan and foreign banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Business improvement orders
MHFG and MHBK received business improvement orders dated November 26, 2021 from the Financial Services Agency of Japan pursuant to Clause 1 of Article
52-33
and Clause 1 of Article 26 of the Banking Act of Japan, in regard to the series of IT system failures that have occurred from February to September 2021. In response to this, MHFG and MHBK submitted the business improvement plans to the Financial Services Agency of Japan. MHFG and MHBK have been implementing measures to prevent further incidents based on the business improvement plans and building up crisis response capability in a multidimensional manner. See Note 14 “Commitments and contingencies” for further information on the impact that these orders have on the consolidated financial statements.
10. Earnings per common share
Basic earnings per common share are computed by dividing net income (loss) attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect all dilutive potential common shares such as stock options and the common shares of MHFG under the stock compensation programs.
The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,
	2021	2022

	(in millions of yen)
Net income (loss):
Net income (loss) attributable to MHFG common shareholders	312,657	(378,877)

Effect of dilutive securities	—	—

Net income (loss) attributable to common shareholders after assumed conversions	312,657	(378,877)

	Six months ended September 30,
	2021	2022
	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,536,902	2,536,315

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs (Note)	119	—

Weighted average common shares after assumed conversions	2,537,021	2,536,315

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	Six months ended September 30,
	2021	2022

	(in yen)
Earnings per common share:
Basic net income (loss) per common share	123.24	(149.38)

Diluted net income (loss) per common share (Note)	123.24	(149.38)

Note:
For the six months ended September 30, 2022, the performance-based plan under the stock compensation programs could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects. In addition, for the six months ended September 30, 2022, the computation of diluted earnings per common share did not assume exercise of stock options, as the effect of such exercise would be antidilutive due to net loss.

11. Income taxes
The following table presents the components of Income tax expense (benefit) for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,
	2021	2022

	(in millions of yen)
Current tax expense	67,822	67,244
Deferred tax expense (benefit)	(28,200)	(239,149)

Total income tax expense (benefit)	39,622	(171,905)

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2021 and 2022. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2021	2022

	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	926	(3,413)
Less: reclassification adjustments	(213)	(2,018)

Total	713	(5,431)

Defined benefit plan adjustments:
Unrealized gains (losses)	(2,144)	1,381
Less: reclassification adjustments	(3,875)	(3,940)

Total	(6,019)	(2,559)

Own credit risk adjustments:
Unrealized gains (losses)	(2,638)	1,368
Less: reclassification adjustments	219	192

Total	(2,419)	1,560

Total tax effect before allocation to noncontrolling interests	(7,725)	(6,430)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The statutory tax rates were both
30.62
% as of September
30
,
2021
and
2022
. The effective tax rates,
10.34
% and
30.55
% for the six months ended September 30, 2021 and 2022, respectively, differed from the statutory tax rates. The significant difference of the tax rate for the six months ended September 30, 2021 resulted mainly from the reversal of an outside basis difference related to the share buyback conducted by MHSC in response to improving the capital position and aligning to the MHFG Group’s capital policy, and was partially offset by an increase in the valuation allowance. The difference of the tax rates for the six months ended September 30, 2022 was immaterial.
At September 30, 2022, the MHFG Group had net operating loss carryforwards totaling ¥571 billion.

The
 total amount of unrecognized tax benefits was ¥
6,567
million at September 30, 2022, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and p en
alties accrued relating to unrecognized tax benefits as Income tax expense.
An immaterial portion of unrecognized tax benefits at March 31, 2022 was resolved in the six months period ended September 30, 2022. The amount of additional unrecognized tax benefits for the period was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
12. Pension and other employee benefit plans
The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2021 and 2022:

	Six months ended September 30,
	2021	2022
	(in millions of yen)
Service cost-benefits earned during the period	16,365	14,559
Interest costs on projected benefit obligations	2,700	3,626
Expected return on plan assets	(18,478)	(18,050)
Amortization of prior service cost (benefits)	(2,410)	(2,410)
Amortization of net actuarial loss (gain)	(10,263)	(9,741)
Special termination benefits	4,154	3,831

Net periodic benefit cost	(7,932)	(8,185)

13. Derivative financial instruments
The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to manage the risk related to the assets and liabilities of the Group, as part of its asset and liability management, and for proprietary trading purposes. The Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives and its potential exposure at the balance sheet dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.
Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2022 and September 30, 2022. The fair values of derivatives are presented on a gross basis; derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2022	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)

Interest rate contracts	1,395,950	—	4,624	—	4,716
Foreign exchange contracts	217,462	—	4,436	—	4,472
Equity-related contracts	9,887	—	426	—	345
Credit-related contracts	11,857	—	118	—	121
Other contracts	681	—	119	—	116

Total	1,635,837	—	9,723	—	9,770

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2022	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	1,627,102	—	8,916	—	9,229
Foreign exchange contracts	260,472	—	8,571	—	8,665
Equity-related contracts	7,735	—	285	—	214
Credit-related contracts	21,379	—	166	—	94
Other contracts	1,116	—	92	—	92

Total	1,917,804	—	18,030	—	18,294

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

and Other liabilities, respectively, of which the amounts were ¥
1,549
 billion and ¥
1,076
 billion at March 31, 2022, and ¥
2,120
billion and ¥
1,744
billion at September 30, 2022, respectively.
Hedging activities
In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. The MHFG Group’s hedging activities include net investment hedges.

Net investment hedges
The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese
subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the entire change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated as a hedge of the net investment. The gains and losses recorded in other comprehensive income (loss) (“OCI”) related to net investment hedges were immaterial.
Derivative instruments not designated or qualifying as hedges
The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management strategies: (1) interest-rate swap transactions for the purpose of economically managing the interest-rate risks in deposits, loans, etc., (2) currency swap transactions for the purpose of economically managing the foreign exchange risk of these assets, (3) equity-related derivatives for the purpose of economically managing the risk of stock price fluctuation involved in holding equity products, and (4) credit derivatives for the purpose of economically managing the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gains (losses) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2021 and 2022:

	Gains (losses) recorded in income for six months ended September 30,
	2021	2022

	(in millions of yen)

Interest rate contracts	20,602	(179,783)
Foreign exchange contracts	7,407	251,060
Equity-related contracts	33,504	482,233
Credit-related contracts (Note)	(15,599)	42,152
Other contracts	6,875	61,001

Total	52,789	656,663

Note:
Amounts include the net gains (losses) of ¥(395) million and ¥172 million on the credit derivatives economically managing the credit risk of loans during the six months ended September 30, 2021 and 2022, respectively.

Credit derivatives
A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.
The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and the related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.
The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2022 and September 30, 2022:

	March 31, 2022		September 30, 2022
	Notional amount	Fair value	Notional amount	Fair value

	(in billions of yen)

Credit protection written:
Investment grade	3,045	38	4,370	—
Non-investment grade	2,122	54	5,496	(41)

Total	5,167	92	9,866	(41)

Credit protection purchased	6,690	(95)	11,513	113

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Note:
The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB
-
, while anything below or unrated is considered to be
non-investment
grade.
Non-investment
grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2022 and September 30, 2022:

	Maximum payout/Notional amount
	March 31, 2022	September 30, 2022

	(in billions of yen)
One year or less	245	242
After one year through five years	4,785	9,239
After five years	137	385

Total	5,167	9,866

Note:
The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features
Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group.
The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022

	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	1,149	1,866
Collateral provided to counterparties in the normal course of business	1,164	1,743
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	—	123

Note:	There was no amount that the Group would be required to post as collateral or settle immediately on March 31, 2022.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

14. Commitments and contingencies
Obligations under guarantees
The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.
The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2022 and September 30, 2022. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2022	September 30, 2022

	(in billions of yen)
Performance guarantees	3,254	3,612
Guarantees on loans	419	409
Guarantees on securities	75	89
Other guarantees	2,899	3,683
Guarantees for the repayment of trust principal	22	19
Liabilities of trust accounts	478	529
Derivative financial instruments	36,484	44,900
The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022

	(in billions of yen)
Investment grade	5,336	6,228
Non-investment grade	1,311	1,565

Total	6,647	7,793

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.
Other
off-balance-sheet
instruments
In addition to guarantees, the MHFG Group issues other
off-balance-sheet
instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2022 and September 30, 2022:

	March 31, 2022	September 30, 2022

	(in billions of yen)
Commitments to extend credit (Note)	92,203	99,960
Commercial letters of credit	1,422	1,601

Total	93,625	101,561

Note:	Commitments to extend credit include commitments to invest in securities.
Legal proceedings and investigations
The MHFG Group is involved in normal collection proceedings initiated by the Group, other legal proceedings and investigations in the ordinary course of business. In accordance with ASC 450, “Contingencies” (“ASC 450”), the Group recognizes a liability for loss contingencies arising from such proceedings and investigations when a loss is probable and the loss amount or the range of the loss can be reasonably estimated. However, if a loss is reasonably possible but the range of loss is not probable and reasonably estimable, the Group does not recognize a liability but discloses the detail of such proceedings and investigations. Based on the information available as of the date of the consolidated financial statements, the Group believes that the outcome of the collection, legal proceedings and investigations will not have a significant adverse effect on the consolidated financial statements.
15. Variable interest entities and securitizations
Variable interest entities
In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, structured finance, and funding vehicles. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet
assets and
off-balance-sheet
liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2022 and September 30, 2022:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2022	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)

Asset-backed commercial paper/loan programs	2,709	—	—
Asset-backed securitizations	1,363	190	90
Investments in securitization products	388	—	—
Investment funds	1,816	3,392	719
Trust arrangements and other	5,299	—	—

Total	11,575	3,582	809

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2022	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	2,991	—	—
Asset-backed securitizations	1,653	199	121
Investments in securitization products	387	—	—
Investment funds	2,060	2,952	688
Trust arrangements and other	5,084	—	—

Total	12,175	3,151	809

As of March 31, 2022 and September 30, 2022, the noncontrolling interests in consolidated VIEs amounted to ¥388 billion and ¥641 billion, respectively, and are included in the Group’s equity-classified noncontrolling interests.
The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2022 and September 30, 2022:

Assets on the MHFG Group’s balance sheets related to unconsolidated VIEs:	March 31, 2022	September 30, 2022

	(in billions of yen)

Trading account assets	143	152
Investments	430	373
Loans	92	115

Total	665	640

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Liabilities on the MHFG Group’s balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2022	September 30, 2022

	(in billions of yen)
Payables under securities lending transactions	54	59
Trading account liabilities	2	2

Total	56	61

Maximum exposure to loss (Note)	809	809

Note:
This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet
exposures and
off-balance-sheet
liabilities such as undrawn commitments.

In the table above the nature of the Group’s variable interest can take different forms, as described further in the notes below. Additionally the Group’s exposure to the obligations of VIEs is generally limited to its interest in these entities. In certain instances the Group provides undrawn commitments to the VIEs.
The Group’s maximum exposure to loss presented in the table above does not include the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. Furthermore, the Group’s maximum exposure to loss presented in the table above is not reduced by the amount of collateral held as part of the transaction with the VIE or any party to the VIE directly against a specific exposure to loss.
Asset-backed commercial paper/loan programs
The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet
and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
Asset-backed securitizations
The MHFG Group acts as an arranger of various types of structured finance schemes to meet its clients’ needs for off-balance-sheet
financing. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.
In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.
In these cases, the MHFG Group considers that these variable interests are not significant as the MHFG Group does not have material balance sheet or off-balance
exposure at risk related to these variable interests. However, when the MHFG Group has invested in securities issued by the VIEs and/or provides loans to the VIEs and its investment is most part of shares, such variable interests are deemed to be “significant.” In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
The MHFG Group manages Tender Option Bond (“TOB”) programs which are associated with trusts that hold highly-rated, fixed-rate and tax-exempt
municipal bonds. The trust finances the purchase of their municipal bonds by issuing two types of certificates: (1) short-term puttable and floating-rate certificates (“floaters”), typically purchased by money market funds and (2) certificates that earn all excess cash flow received by the trust after floaters and fees are paid (“residuals”), purchased by the transferor of the municipal bond to the trust as a sponsor. The Group is engaged in two types of TOB trusts: customer TOB trusts and non-customer
TOB trusts. Customer TOB trusts are those for which the residuals are purchased by customers of the Group, whereas the residuals issued by non-customer
TOB trusts are purchased by the Group. Both types of TOB trusts are deemed to be VIEs because its equity holder does not have decision making rights. The MHFG Group considers that it is a “significant” variable interest when the Group has the residuals as a sponsor and/or provides liquidity and credit support facilities. The Group often commits to provide liquidity to customer TOB trusts and the residual holders of customer TOB trusts are obligated to reimburse the Group for any payment the Group makes under those liquidity and credit support facilities. In non-customer
TOB trusts, where the MHFG Group holds the residuals as a sponsor, the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. Customer TOB trusts are not consolidated in the financial statements of the Group, as the residuals are held by customers and the Group does not have power to determine which assets will be held by the VIEs or to manage and monitor these assets.
Investments in securitization products
The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. Similar to the criteria noted in the asset-backed securitization section, the Group views this investment activity to be “significant” when it has a large investment share and/or provides loans to the VIEs. The Group consolidates VIEs, where the transactions are tailored by the third-party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.
Investment funds
The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group considers that it is a “significant” variable interest when the Group’s investment share is greater than threshold. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
The Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
Trust arrangements
The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries. In these cases, the MHFG Group considers that these variable interests are not significant except for its specific involvement as noted below;
With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 14 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2022 and September 30, 2022.
With respect to
non-guaranteed
trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed
trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.
The MHFG Group has established a trust in August 2020, which holds the Group’s housing loans and in turn issues beneficiary interests to the Group, as a result from Special Funds-Supplying Operations implemented by the Bank of Japan to facilitate financing in response to
COVID-19.
The Group pledges the beneficiary interests

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

as a collateral for borrowing from the Bank of Japan. In its role as a servicer, the Group has power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing mortgage loans owned by a trust. The Group considers that it is a “significant” variable interest since the Group can determine which assets will be held by the VIE. In addition, through the beneficiary interest, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE. Therefore, the Group consolidates the VIE.
Special purpose entities created for structured finance
The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs and financing in securitized receivable. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have significant variable interests. Therefore, the Group does not consolidate such VIEs.
Funding Vehicles
The MHFG Group has established several wholly-owned
off-shore
vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥367 billion and ¥217 billion at March 31, 2022 and September 30, 2022, respectively.
Securitization
The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when all the accounting criteria for a sale under ASC 860, “Transfers and Servicing” (“ASC860”) are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. If all the criteria are not met, the transfer is accounted for as a secured borrowing.
For the six months ended September 30, 2021 and 2022, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2022 and September 30, 2022.
There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

loan participation transactions, which amounted to ¥

 billion and ¥
220
 billion as of March 31, 2022, and ¥

 billion and ¥

 billion as of September 30, 2022, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the
consolidated balance sheets.
16. Noninterest income
Details of Noninterest income for the six months ended September 30, 2021 and 2022 are as follows:

	Six months ended September 30,
	2021	2022

	(in millions of yen)

Fee and commission income:
Securities-related business (1)	89,387	74,804
Deposits-related business (1)	7,569	7,769
Lending-related business (2)(4)	78,053	79,811
Remittance business (1)	54,576	52,410
Asset management business (1)	60,596	55,508
Trust-related business (1)	66,393	57,395
Agency business (1)	18,573	18,399
Guarantee-related business (3)	16,781	20,680
Fees for other customer services (1)	82,988	81,968

Total Fee and commission income	474,916	448,744

Foreign exchange gains (losses)—net (3)	21,708	128,897
Trading account gains (losses)—net (2)	83,255	(851,080)
Investment gains (losses)—net:
Debt securities (3)	(317)	8,057
Equity securities (3)	135,070	(113,461)
Equity in earnings (losses) of equity method investees—net (3)	16,541	(5,003)
Gains on disposal of premises and equipment (3)	1,988	1,811
Other noninterest income (2)(5)	29,234	168,254

Total	762,395	(213,781)

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.
(4)	Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
(5)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 17 “Fair value” for further details.
Certain Fee and commission income, Trading account gains
(losses)-net
and Other noninterest income outlined in the table above are considered to be revenues from contracts that are within the scope of ASC 606. The MHFG Group disaggregates Fee and commission income, which is the main part of revenues within the scope of ASC 606, by type of business or service in the table above.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Fee and commission income
For the MHFG Group’s accounting policy for the recognition of Fee and commission income, see Note 1 “Basis of presentation and summary of significant accounting policies” to the consolidated financial statements in the Group’s most recent Form
20-F.
Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥28 billion and ¥38 billion for the six months ended September 30, 2021, respectively, and ¥27 billion and ¥30 billion for the six months ended September 30, 2022, respectively.
Trading account gains
(losses)-net
and Other noninterest income
In addition to Fee and commission income, Trading account gains
(losses)-net
and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥42 billion and ¥24 billion for the six months ended September 30, 2021 and 2022, respectively, are within the scope of ASC 606 and accounted for in Trading account gains
(losses)-net.
Underwriting fees are primarily recognized on the date which all the considerations of the transaction are fixed. For the six months ended September 30, 2021 and 2022, approximately ¥7 billion and ¥9 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2022 and September 30, 2022, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2022 and September 30, 2022, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2022 and September 30, 2022, the amount of expected revenues from current obligations to provide services in the future was not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.
17. Fair value
Fair value measurements
ASC 820, “Fair Value Measurements” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.
Fair value hierarchy
ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter
derivative contracts in this category are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Valuation process
The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in
Available-for-sale
securities
. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2022, there were no significant changes made to the Group’s valuation techniques and related inputs.
Trading securities and trading securities sold, not yet purchased
When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and equity securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. Though most securitization products are classified in Level 2, if the significant inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
Hedge funds the Group invests in are primarily multi strategy funds that employ a fundamental bottom-up
investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up
businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured using the NAV per share practical expedient and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year
period.
Derivative financial instruments
Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter
and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy. In addition, the Group records credit-risk valuation adjustments on over-the-counter
derivatives to reflect the credit quality of its counterparties. The Group calculates these credit-risk valuation adjustments using modeled expected exposure, and default probabilities and severity factors that are developed from market credit spreads and other related market information. Also, the Group records funding valuation adjustments to reflect the impact of funding on uncollateralized over-the-counter
derivatives and derivatives where the Group is not permitted to use the collateral received, and is recognized where there is evidence that a market participant would incorporate the adjustment into the transfer of the instrument. The Group calculates these funding valuation adjustments incorporating the expected future funding requirements arising from the Group’s positions and the estimated market funding cost which considers the Group’s credit risk. The Group measures these valuation adjustments based on net exposure of a group of financial assets and financial liabilities to credit risk.
Available-for-sale
securities
The fair values of
available-for-sale
securities are determined primarily using the same procedures described under trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of securitization products such as RMBS, CMBS and ABS are generally based upon single non-binding
quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS and ABS, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most securitization products are classified in Level 2, if the significant inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
Equity securities
Equity securities mainly consist of marketable equity securities. The fair values of the marketable equity securities are based upon quoted market prices for identical equity securities trading as securities in an active market. Equity securities also include investments in certain investment funds measured using the NAV per share practical expedient including private equity funds and real estate funds. These securities are determined primarily using the same procedures described under
Trading securities
and trading securities sold, not yet purchased
above.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Other investments
Other investments consist of investments held by consolidated investment companies. These companies typically hold investments in marketable and non-marketable
equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable
equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities.
Non-marketable
equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.
Long-term debt
Fair value accounting is elected for certain long-term debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in
Derivative financial instruments
above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quoted prices for identical debt traded as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2022 and September 30, 2022, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2022	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,604	11	—	1,615
Japanese local government bonds	—	145	—	145
U.S. Treasury bonds and federal agency securities	2,353	711	—	3,064
Other foreign government bonds	907	639	—	1,546
Agency mortgage-backed securities	—	3,176	—	3,176
Residential mortgage-backed securities	—	—	8	8
Certificates of deposit and commercial paper	—	640	—	640
Corporate bonds and other (2)	15	2,743	71	2,829
Equity securities	1,381	213	28	1,622
Trading securities measured at net asset value (3)				284
Derivative financial instruments:
Interest rate contracts	89	4,513	22	4,624
Foreign exchange contracts	—	4,404	32	4,436
Equity-related contracts	77	323	26	426
Credit-related contracts	—	116	2	118
Other contracts	49	18	52	119
Available-for-sale securities:
Japanese government bonds	24,662	497	—	25,159
Japanese local government bonds	—	420	—	420
U.S. Treasury bonds and federal agency securities	373	—	—	373
Other foreign government bonds	363	973	—	1,336
Agency mortgage-backed securities	—	451	—	451
Residential mortgage-backed securities	—	40	18	58
Commercial mortgage-backed securities	—	854	—	854
Japanese corporate bonds and other debt securities	—	1,920	315	2,235
Foreign corporate bonds and other debt securities	—	671	117	788
Equity securities:
Equity securities with readily determinable fair values	3,094	61	—	3,155
Equity securities measured at net asset value (3)				210
Other investments	2	—	56	58

Total assets measured at fair value on a recurring basis	34,969	23,539	747	59,749

Liabilities:
Trading securities sold, not yet purchased	3,054	2,035	—	5,089
Derivative financial instruments:
Interest rate contracts	80	4,636	—	4,716
Foreign exchange contracts	—	4,472	—	4,472
Equity-related contracts	122	183	40	345
Credit-related contracts	—	120	1	121
Other contracts	28	36	52	116
Long-term debt (4)	—	1,962	794	2,756

Total liabilities measured at fair value on a recurring basis	3,284	13,444	887	17,615

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2022	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,858	11	—	1,869
Japanese local government bonds	—	99	—	99
U.S. Treasury bonds and federal agency securities	2,908	1,129	—	4,037
Other foreign government bonds	863	836	—	1,699
Agency mortgage-backed securities	—	4,068	—	4,068
Residential mortgage-backed securities	—	—	7	7
Certificates of deposit and commercial paper	—	797	—	797
Corporate bonds and other (2)	83	2,603	71	2,757
Equity securities	1,621	181	26	1,828
Trading securities measured at net asset value (3)				140
Derivative financial instruments:
Interest rate contracts	202	8,663	51	8,916
Foreign exchange contracts	—	8,529	42	8,571
Equity-related contracts	96	161	28	285
Credit-related contracts	—	164	2	166
Other contracts	36	18	38	92
Available-for-sale securities:
Japanese government bonds	16,366	737	—	17,103
Japanese local government bonds	—	497	—	497
U.S. Treasury bonds and federal agency securities	435	—	—	435
Other foreign government bonds	279	1,001	—	1,280
Agency mortgage-backed securities	—	494	—	494
Residential mortgage-backed securities	—	37	15	52
Commercial mortgage-backed securities	—	869	—	869
Japanese corporate bonds and other debt securities	—	1,992	130	2,122
Foreign corporate bonds and other debt securities	—	731	161	892
Equity securities:
Equity securities with readily determinable fair values	2,913	55	—	2,968
Equity securities measured at net asset value (3)				278
Other investments	—	—	64	64

Total assets measured at fair value on a recurring basis	27,660	33,672	635	62,385

Liabilities:
Trading securities sold, not yet purchased	2,602	3,333	—	5,935
Derivative financial instruments:
Interest rate contracts	185	9,043	1	9,229
Foreign exchange contracts	—	8,662	3	8,665
Equity-related contracts	69	95	50	214
Credit-related contracts	—	90	4	94
Other contracts	28	26	38	92
Long-term debt (4)	—	1,930	806	2,736

Total liabilities measured at fair value on a recurring basis	2,884	23,179	902	26,965

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2022 and September 30, 2022 were ¥68 billion and ¥61 billion, respectively.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.
Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on
a recurring
basis
using
significant unobservable inputs (Level 3) for the six months ended September 30, 2021 and 2022:

Six months ended September 30, 2021	April 1, 2021	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2021	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	9	—	(2)	—		—	—	—	—	—	(1)	8	—
Corporate bonds and other	1,033	4	(2)	—		—	(1)	232	(144)	—	(298)	826	5
Equity securities	29	1	(2)	—		—	—	—	—	—	—	30	1
Derivative financial instruments, net (1) :
Interest rate contracts	8	(5	) (2)	—		—	—	—	—	—	2	5	(5)
Foreign exchange contracts	23	(1	) (2)	—		—	—	—	—	—	—	22	(2)
Equity-related contracts	(21)	(14	) (2)	—		—	—	—	—	—	(4)	(39)	(22)
Credit-related contracts	2	(1	) (2)	—		(1)	—	—	—	—	1	1	1
Other contracts	—	1	(2)	—		—	—	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	23	—	(3)	—	(4)	—	—	—	—	—	(3)	20	—
Commercial mortgage-backed securities	716	—	(3)	—	(4)	—	—	63	(6)	—	(7)	766	—
Japanese corporate bonds and other debt securities	365	2	(3)	—	(4)	—	—	8	—	—	(28)	347	2
Foreign corporate bonds and other debt securities	132	—	(3)	(3	) (4)	—	—	19	—	—	(31)	117	—
Other investments	53	(1	) (3)	—		—	—	34	(1)	—	(32)	53	(2)
Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(1)	1	—	—	—	—
Long-term debt	713	6	(5)	(5	) (4)	1	(1)	—	—	256	(216)	752	9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Six months ended September 30, 2022	April 1, 2022	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2022	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	8	—	(2)	—		—	—	—	—	—	(1)	7	—
Corporate bonds and other	71	6	(2)	—		8	(1)	65	(29)	—	(49)	71	1
Equity securities	28	1	(2)	—		—	—	—	—	—	(3)	26	(1)
Derivative financial instruments, net (1) :
Interest rate contracts	22	24	(2)	—		—	—	—	—	—	4	50	(27)
Foreign exchange contracts	32	7	(2)	—		—	—	—	—	—	—	39	4
Equity-related contracts	(14)	(12	) (2)	—		—	—	—	—	—	4	(22)	(129)
Credit-related contracts	1	(2	) (2)	—		—	—	—	—	—	(1)	(2)	(6)
Other contracts	—	—	(2)	—		—	—	—	—	—	—	—	—
Available-for-sale securities:
Residential mortgage-backed securities	18	—	(3)	—	(4)	—	—	—	—	—	(3)	15	—
Commercial mortgage-backed securities	—	—	(3)	—	(4)	—	—	—	—	—	—	—	—
Japanese corporate bonds and other debt securities	315	—	(3)	—	(4)	—	—	3	—	—	(188)	130	5
Foreign corporate bonds and other debt securities	117	—	(3)	1	(4)	—	(9)	54	—	—	(2)	161	—
Other investments	56	3	(3)	—		—	—	36	—	—	(31)	64	—
Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	—	—	—	—	—	—
Long-term debt	794	96	(5)	6	(4)	1	—	—	—	201	(88)	806	109

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)-net, Foreign exchange gains (losses)-net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)-net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and OCI during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2021 and 2022. The amounts of unrealized gains (losses) in OCI are related to
Available-for-sale
securities and Long-term debt, which were ¥nil

billion and ¥(5) billion, respectively, at September 30, 2021, and ¥5 billion and ¥
6
 billion, respectively, at September 30, 2022.

Transfers between levels
During the six months ended September 30, 2021, the transfers into Level 3 included ¥1 billion of net Derivative liabilities and ¥1 billion of Long-term debt. Transfers into Level 3 for net Derivative liabilities were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related derivatives. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the six months ended September 30, 2021, the transfers out of Level 3 included ¥1 billion of Trading securities and ¥1 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain foreign bonds. Transfers out of

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes.
During the six months ended September 30, 2022, the transfers into Level 3 included ¥
8

billion of Trading securities and ¥
1

billion of Long-term debt. Transfers into Level 3 for Trading securities were primarily due to decreased liquidity for certain foreign bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the six months ended September 30, 2022, the transfers out of Level 3 included ¥
1

billion of Trading securities and ¥
9

billion of Available-for-sale securities. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain foreign bonds. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Foreign corporate bonds and other debt securities.
Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2022 and September 30, 2022:

March 31, 2022

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	26	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	0% - 18% 0% - 0% 100% - 100% 30bps - 167bps	6% 0% 100% 53bps

Corporate bonds and other debt securities	503	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	6% - 24% 0% - 60% 10% - 40% 35bps - 103bps 4bps - 447bps	24% 1% 39% 47bps 340bps

Derivative financial instruments, net:
Interest rate contracts	22	Internal valuation model (3)	IR - IR correlation	23% - 100%	75%

Foreign exchange contracts	32	Internal valuation model (3)	FX - IR correlation FX - FX correlation	11% - 52% 41% - 65%	31% 53%

Equity-related contracts	(14)	Internal valuation model (3)	Equity - IR correlation Equity correlation Equity volatility	25% - 25% 3% - 100% 13% - 121%	25% 90% 47%

Credit-related contracts	1	Internal valuation model (3)	Default rate Credit correlation	0% - 8% 43% - 100%	1% 66%

Other contracts	—	Internal valuation model (3)	Commodity volatility	0% - 89%	55%

Long-term debt	794	Internal valuation model (3)	IR - IR correlation FX - IR correlation FX - FX correlation Equity - IR correlation Equity - FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% 11% - 52% 41% - 65% 25% - 25% -17% - 17% 3% - 100% 9% - 121% 0% - 8% 19% - 100%	75% 39% 53% 25% 0% 90% 34% 1% 64%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2022

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	22	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	0% - 17% 0% - 2% 100% - 100% 30bps - 167bps	5% 0% 100% 51bps

Corporate bonds and other debt securities	362	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	26% - 26% 0% - 0% 40% - 40% 63bps - 127bps 4bps - 441bps	26% 0% 40% 74bps 26bps

Derivative financial instruments, net:
Interest rate contracts	50	Internal valuation model (3)	IR - IR correlation	23% - 100%	75%

Foreign exchange contracts	39	Internal valuation model (3)	FX - IR correlation FX - FX correlation	5% - 55% 41% - 65%	38% 53%

Equity-related contracts	(22)	Internal valuation model (3)	Equity - IR correlation Equity correlation Equity volatility	25% - 25% 3% - 100% 10% - 181%	25% 91% 54%

Credit-related contracts	(2)	Internal valuation model (3)	Default rate	0% - 13%	2%

Other contracts	—	Internal valuation model (3)	Commodity volatility	0% - 65%	49%

Long-term debt	806	Internal valuation model (3)	IR - IR correlation FX - IR correlation FX - FX correlation Equity - IR correlation Equity - FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% 5% - 55% 41% - 65% 25% - 25% -17% - 17% 3% - 100% 10% - 181% 0% - 13% 23% - 100%	75% 40% 53% 25% 0% 90% 37% 3% 65%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
IR	= Interest rate
FX	= Foreign exchange

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Uncertainty of fair value measurements relating to unobservable inputs and interrelationships among unobservable inputs
The following is a description of the uncertainty of the fair value measurements from the use of significant unobservable inputs and a description of interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.
(1) Prepayment rate
The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.
(2) Default rate
The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.
(3) Recovery rate
The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.
(4) Discount margin
The discount margin is the portion of the interest rate over a benchmark market interest rate such as Tokyo Interbank Offered Rate (“TIBOR”) or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.
(5) Correlation
Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.
(6) Volatility
Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2022 and September 30, 2022:

March 31, 2022	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	81	—	—	81	128
Loans held-for-sale	76	—	27	49	77
Equity securities (without readily determinable fair values)	4	—	3	1	4
Premises and equipment-net	—	—	—	—	13
Other assets	—	—	—	—	3

Total assets measured at fair value on a nonrecurring basis	161	—	30	131	225

September 30, 2022	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	94	—	—	94	166
Loans held-for-sale	177	—	51	126	192
Equity securities (without readily determinable fair values)	1	—	1	—	1
Other investments	132	132	—	—	161
Premises and equipment-net	—	—	—	—	1

Total assets measured at fair value on a nonrecurring basis	404	132	52	220	521

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
Loans in the table above became nonaccrual and are measured based upon the observable market price of the loan, which is classified as Level 2, or the fair value of the underlying collateral, which is classified as Level 3.
Loans
held-for-sale
in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy.
Equity securities (without readily determinable fair values) in the table above consist of non-marketable
equity securities which are measured at fair value on a nonrecurring basis, using the measurement alternative for non-marketable
equity securities. These equity securities are on a nonrecurring basis either (1) written down to fair value as a result of impairment or (2) adjusted upward or downward to fair value as a result of transactions observed for the identical or similar securities of the same issuer. The fair values of the impaired non-marketable
equity securities are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable
equity securities, they are classified as Level 3. The fair values of non-marketable
equity securities adjusted based on observed transaction prices are mainly classified as Level 2.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Other investments in the table above include certain equity method investments which have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. There were no other investments measured at fair value on a nonrecurring basis as of March 31, 2022.
Premises and equipment—net and Other assets in the table above have been impaired and written down to fair value. There were no other assets measured at fair value on a nonrecurring basis as of September 30, 2022.
Fair value option
The MHFG Group elected the fair value option for certain eligible financial instruments described below.
Foreign currency denominated debt securities
The MHFG Group elected the fair value option for foreign currency denominated debt securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between foreign currency denominated debt securities and financial liabilities. Following the election of the fair value option, these debt securities are reported as trading securities in Trading account assets.
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Fair value option has only been elected for part of the portfolio as the Group would not achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. Only an immaterial amount included in Long-term debt in the statement of financial position is not eligible for fair value option. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥90 billion and ¥221 billion at March 31, 2022 and September 30, 2022, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥(30) billion and ¥128 billion for the six months ended September 30, 2021 and 2022, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
Fair value of financial instruments
ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following is a description of the valuation methodologies used for estimating the fair value of financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions
The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥207 billion and ¥193 billion at March 31, 2022 and September 30, 2022, respectively, were not included in the disclosure.
Loans
Loans have been fair valued based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of collateral dependent nonaccrual loans is determined based on the fair value of the underlying collateral.
Other financial assets
The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities.”
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions
The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.
Interest-bearing deposits
The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Due to trust accounts
The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.
Other short-term borrowings
The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.
Long-term debt
Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.
Other financial liabilities
The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities.”
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2022 and September 30, 2022.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2022 and September 30, 2022, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	March 31, 2022
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	68,366	68,366	50,628	17,738	—
Investments	1,519	1,466	485	981	—
Loans, net of allowance (Note)	89,264	90,576	—	—	90,576
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	58,054	58,054	—	58,054	—
Interest-bearing deposits	121,833	121,807	—	121,807	—
Due to trust accounts	390	390	—	390	—
Other short-term borrowings	7,567	7,567	—	7,567	—
Long-term debt	9,849	9,681	—	8,162	1,519

	September 30, 2022
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	74,254	74,254	53,921	20,333	—
Investments	2,072	1,893	843	1,050	—
Loans, net of allowance (Note)	97,409	98,912	—	—	98,912
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	57,249	57,249	—	57,249	—
Interest-bearing deposits	134,533	134,484	—	134,484	—
Due to trust accounts	350	350	—	350	—
Other short-term borrowings	3,593	3,593	—	3,593	—
Long-term debt	10,846	10,198	—	8,632	1,566

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

18. Offsetting of financial assets and financial liabilities
Derivatives
The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.
Repurchase and resale agreements and securities lending and borrowing transactions
Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2022 and September 30, 2022. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

					Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Financial instruments (4)	Cash collateral	Net amounts

	(in billions of yen)
March 31, 2022
Assets (1) :
Derivatives	9,723	—	9,723	(5)	(7,232)	(891)	1,600
Receivables under resale agreements	12,751	—	12,751	(6)	(11,437)	—	1,314
Receivables under securities borrowing transactions	2,339	—	2,339	(7)	(2,299)	—	40

Total	24,813	—	24,813		(20,968)	(891)	2,954

Liabilities (1) :
Derivatives	9,770	—	9,770	(5)	(6,716)	(1,329)	1,725
Payables under repurchase agreements	20,070	—	20,070	(6)	(19,366)	—	704
Payables under securities lending transactions	1,361	—	1,361	(7)	(1,164)	—	197

Total	31,201	—	31,201		(27,246)	(1,329)	2,626

September 30, 2022
Assets (1) :
Derivatives	18,030	—	18,030	(5)	(13,751)	(1,525)	2,754
Receivables under resale agreements	14,872	—	14,872	(6)	(13,302)	—	1,570
Receivables under securities borrowing transactions	2,355	—	2,355	(7)	(2,309)	—	46

Total	35,257	—	35,257		(29,362)	(1,525)	4,370

Liabilities (1) :
Derivatives	18,294	—	18,294	(5)	(12,900)	(1,924)	3,470
Payables under repurchase agreements	23,767	—	23,767	(6)	(22,411)	—	1,356
Payables under securities lending transactions	1,491	—	1,491	(7)	(1,225)	—	266

Total	43,552	—	43,552		(36,536)	(1,924)	5,092

Notes:
(1)
Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off
or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter
(“OTC”) and
OTC-cleared
derivatives that are subject to enforceable master netting arrangements or similar agreements.

(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(5)
The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements were ¥9,326 billion and ¥9,235 billion, respectively, at March 31, 2022, and ¥17,032 billion and ¥17,317 billion, respectively, at September 30, 2022.

(6)
The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable industry standard master repurchase agreements with netting terms were ¥11,537 billion and ¥19,505 billion, respectively, at March 31, 2022, and ¥13,470 billion and ¥22,882 billion, respectively, at September 30, 2022.

(7)
The amounts of Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard master lending agreements with netting terms were ¥2,339 billion and ¥1,172 billion, respectively, at March 31, 2022, and ¥2,355 billion and ¥1,229 billion, respectively, at September 30, 2022.

19. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2022 and September 30, 2022:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total

	(in billions of yen)
March 31, 2022
Repurchase agreements	7,011	10,621	1,340	1,098	20,070
Securities lending transactions	1,098	74	—	189	1,361

Total	8,109	10,695	1,340	1,287	21,431

September 30, 2022
Repurchase agreements	3,016	13,156	5,782	1,813	23,767
Securities lending transactions	993	225	11	262	1,491

Total	4,009	13,381	5,793	2,075	25,258

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2022 and September 30, 2022:

	Repurchase agreements	Securities lending transactions

	(in billions of yen)
March 31, 2022
Japanese government bonds and Japanese local government bonds	1,714	217
Foreign government bonds and foreign agency mortgage-backed securities	17,445	90
Commercial paper and corporate bonds	271	52
Equity securities	609	989
Other	31	13

Total	20,070	1,361

September 30, 2022
Japanese government bonds and Japanese local government bonds	2,759	210
Foreign government bonds and foreign agency mortgage-backed securities	19,019	236
Commercial paper and corporate bonds	336	64
Equity securities	1,441	969
Other	212	12

Total	23,767	1,491

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a regular basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.
The amounts or composition of assets pledged as collateral for borrowings and for other purposes have not changed significantly since March 31, 2022. See Note 8 “Pledged assets and collateral” to the consolidated financial statements in the MHFG Group’s annual report on Form
20-F
for the year ended March 31, 2022 for additional information.
20. Business segment information
The MHFG Group consists of the following five
in-house
companies which are categorized based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. These customer segments are regarded as operating segments and constitute reportable segments.
The services that each in-house company is in charge of are as follows.
Retail & Business Banking Company
This company provides financial services for individual customers, small and medium-sized enterprises and middle market firms in Japan.
Corporate & Institutional Company
This company provides financial services for large corporations, financial institutions and public corporations in Japan.
Global Corporate Company
This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers.
Global Markets Company
This company invests in financial products with market risk, such as interest rate risk, equity risk, and credit risk.
Asset Management Company
This company develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of all business segments’ “Net business profits (losses) + Net gains (losses) related to ETFs and others” with income before income tax expense under U.S. GAAP, and the total amount of all business segments’ “Fixed assets” with the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB, and MHSC have been allocated to each segment.

	MHFG (Consolidated)
Six months ended September 30, 2021 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	346.3	231.5	286.6	258.3	29.0	(21.1)	1,130.6
General and administrative expenses (3)	312.8	100.6	142.1	111.0	16.2	(1.8)	680.9
Equity in earnings (losses) of equity method investees—net	5.5	2.3	8.9	—	0.9	(1.1)	16.5
Amortization of goodwill and others	1.1	—	0.2	0.4	3.6	0.5	5.8

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	37.9	133.2	153.2	146.9	10.1	(20.9)	460.4

Fixed assets (5)	539.3	181.5	167.2	96.1	—	738.2	1,722.3

	MHFG (Consolidated)
Six months ended September 30, 2022 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	325.7	233.4	317.1	232.5	27.8	26.0	1,162.5
General and administrative expenses (3)	302.2	96.9	152.2	126.1	17.1	27.4	721.9
Equity in earnings (losses) of equity method investees—net	(0.9)	3.6	11.6	—	0.2	—	14.5
Amortization of goodwill and others	1.0	—	0.2	0.4	3.5	0.5	5.6

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	21.6	140.1	176.3	106.0	7.4	(1.9)	449.5

Fixed assets (5)	505.9	151.5	167.8	85.8	—	815.0	1,726.0

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the six months ended September 30, 2021 and 2022, net gains (losses) related to ETFs and others amounted to ¥21.8 billion and ¥8.7 billion, respectively, of which ¥22.9 billion and ¥7.6 billion are included in “Global Markets Company,” respectively.
(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated gains (losses), net) plus equity in earnings (losses) of equity method investees-net less amortization of goodwill and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(5)
“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the six months ended September 30, 2021 and 2022 presented above to income (loss) before income tax expense (benefit) shown on the consolidated statements of income and a reconciliation of “Fixed assets” at September 30, 2021 and 2022 to the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets are as follows:

	Six months ended September 30,
	2021	2022
	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	460.4	449.5

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	19.2	21.1
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(59.9)	(55.4)
Gains on reversal of reserves for possible losses on loans, and others	10.2	4.9
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	(6.9)	29.7
Net extraordinary gains (losses)	47.3	5.8
Others	(23.7)	(10.5)

Income before income tax expense under Japanese GAAP	446.6	445.1
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	(47.9)	1.8
Investments	13.8	(842.1)
Loans	2.2	(14.0)
Allowances for credit losses	5.0	11.2
Premises and equipment	(34.9)	(43.0)
Land revaluation	1.6	1.4
Business combinations	3.4	(5.1)
Pension liabilities	(63.9)	(26.3)
Consolidation of variable interest entities	51.1	(53.6)
Foreign currency translation	2.4	(37.4)
Others	3.8	(0.6)

Income (loss) before income tax expense (benefit) under U.S. GAAP	383.2	(562.6)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	As of September 30,
	2021	2022
	(in billions of yen)
Fixed assets	1,722.3	1,726.0

U.S. GAAP adjustments (Note)	763.6	651.9

Premises and equipment-net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,485.9	2,377.9

Note:
The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from right-of-use
assets related to operating leases not recognized under Japanese GAAP; internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Mizuho Financial Group, Inc.
Results of Review of Interim Consolidated Financial Statements
We have reviewed the accompanying consolidated balance sheet of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of September 30, 2022, the related consolidated statements of income, comprehensive income, equity and cash flows for the six-month
periods ended September 30, 2022 and 2021, and the related notes (collectively referred to as the “interim consolidated financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the interim consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of March 31, 2022, the related consolidated statements of income, comprehensive income, equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated July 1, 2022, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2022, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These interim consolidated financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim consolidated financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
December 28, 2022

Exhibit 15
December 28, 2022
To the Shareholders and Board of Directors of
Mizuho Financial Group, Inc.
We are aware of the incorporation by reference in the Registration Statement (Form
F-3
No. 333-266555)
of Mizuho Financial Group, Inc. of our report dated December 28, 2022 relating to the unaudited interim consolidated financial statements of Mizuho Financial Group, Inc. as of September 30, 2022 and for the
six-month
periods ended September 30, 2022 and 2021 that are included in its Form
6-K
dated December 28, 2022.
Under Rule 436(c) of the Securities Act 1933 (the “Act”), our review report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Act.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan